--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  As filed with the Securities and Exchange Commission on March 22, 2000

                                                 Registration No. 333-96009

                          UNITED STATES SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 1
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                              QUALSTAR CORPORATION
             (Exact name of registrant as specified in its charter)

          California                          3577                  95-3927330
State(or other jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)    Classification Code Number)  Identification No.)

                6709 Independence Avenue, Canoga Park, CA 91303
                                 (818) 592-0061
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                         William J. Gervais, President
                6709 Independence Avenue, Canoga Park, CA 91303
                                 (818) 592-0061
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                   Copies to:

            Robert E. Rich, Esq.              C.N. Franklin Reddick III, Esq.
           Daniel P. Murphy, Esq.                   Amir Ohebsion, Esq.
    Stradling Yocca Carlson & Rauth, P.C. Troop Steuber Pasich Reddick & Tobey LLP
    660 Newport Center Drive, Suite 1600     2029 Century Park East, 24th Floor
    Newport Beach, California 92660-6441     Los Angeles, California 90067-3010
               (949) 725-4000                          (310) 728-3000

                                --------------
        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        Proposed Maximum Proposed Maximum     Amount of
        Title of Each Class of           Amount to be    Offering Price      Aggregate       Registration
     Securities to be Registered        Registered(1)       Per Unit     Offering Price(2)      Fee(3)
---------------------------------------------------------------------------------------------------------
Common Stock, no par value...........     3,737,500          $12.00         $44,850,000       $11,840.40
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes shares of common stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) A fee of $13,682 was previously paid based on an initial estimated offering price of $51,750,000.

                                --------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, Dated March 22, 2000

                             3,250,000 Shares

                               [LOGO OF QUALSTAR]

                                  Common Stock

  We are offering 3,000,000 shares of our common stock. The selling shareholders identified in this prospectus are offering an additional 250,000 shares.

  This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "QBAK."

  Investing in our shares involves risks. See "Risk Factors" beginning on page 7.

                                                                Per Share Total
                                                                --------- -----
Public offering price..........................................   $       $
Underwriting discounts and commissions.........................   $       $
Proceeds, before expenses, to us...............................   $       $
Proceeds to selling shareholders...............................   $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters the right to purchase up to an additional 487,500 shares to cover over-allotments. First Security Van Kasper expects to
deliver the shares on behalf of the underwriters on or about April    , 2000.


                      Joint Lead and Book-Running Managers

FIRST SECURITY VAN KASPER                                NEEDHAM & COMPANY, INC.

                                 ------------

                           WEDBUSH MORGAN SECURITIES

                              April   , 2000

       Description of Photos on Inside Front Cover of the Prospectus

   Title: "Tape Libraries for Backup and Data Protection used in Network Computing and Internet Environments." The title is centered at the top of the page and is in white lettering against a black background.

   Below the title, in the upper left corner of the page, is the Qualstar logo in the form of the underlined word "Qualstar" with a star appearing at the right end of the underline. The registered mark symbol appears at the upper right corner of the logo. The logo is printed in blue ink.

   Below the logo in the upper left quarter of the page is a color photo of two units of our Quarter Inch Cartridge tape library series in free standing cabinets. Caption below photo: "Quarter Inch Cartridge Tape Libraries."

   In the upper right quarter of the page is a color photograph of four units of our Advanced Intelligent Tape Library series in free standing cabinets. Caption below photo: "Advanced Intelligent Tape Libraries."

   In the lower left quarter of the page is a color photograph of four units of our DLT tape library series in free standing cabinets. Caption below photo:
"DLT Tape Libraries."

   In the lower right corner of the page is a color photograph of our Advanced Intelligent Tape, DLT and VXA-1 tape drives that we incorporate into our tape libraries and sometimes sell as freestanding units.

   At the bottom of the page in black lettering against a white background appears another caption: "We provide 29 different tape library models to address end users' increasing storage needs. Our libraries provide up to 26 terabytes of storage for mission critical applications."

                               PROSPECTUS SUMMARY

   To fully understand this offering and its consequences to you, you should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                              Qualstar Corporation

   We design, develop, manufacture and sell automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. Tape libraries consist of cartridge tape drives, storage arrays of tape cartridges and robotics to move the tape cartridges from their storage locations to the tape drives under software control. Our tape libraries provide storage solutions for organizations requiring backup, recovery and archival storage of critical electronic information. Our tape libraries are compatible with commonly used network operating systems, including UNIX, Windows NT, NetWare and Linux, and a wide range of storage management software. We offer tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, and quarter inch cartridge tape drives and media. We recently announced tape libraries for the Linear Tape Open, Ultrium tape drives and media.

   The amount of electronic data and information has been growing due to the emergence of new applications such as image processing, e-commerce, Internet information and email, video and motion picture image storage and other multimedia applications. Storing, managing and protecting this data is increasingly important to the success and operations of many organizations. Consequently, the data storage industry is growing in response to this increase in data. Tape libraries are an important part of a data storage solution and are less expensive on a cost per-megabyte basis than any other data storage method.

   The growth in data and the need for complex storage solutions have spurred the evolution of new storage and data management technologies. These new technologies include:

  . Fibre Channel, an interface technology which allows users to share storage information with other storage devices and servers over longer distances with data transfer speeds at least 10 times faster than the most common interface technology in use today. In November 1999, we invested $1.1 million for an approximately 1% interest in Chaparral Network Storage, Inc. We purchase products from Chaparral that we incorporate into our tape libraries to provide Fibre Channel connectivity;

  . Storage Area Networks, a networking architecture which allows data to move efficiently and reliably between multiple storage devices and servers;

  . Advanced storage management software, which has increased the ability of businesses to store, retrieve and manage important data, which in turn allows businesses to operate more efficiently; and

  . Internet-based storage backup, which allows individuals and enterprises to outsource their storage of data on a cost-efficient basis through services provided by Internet-based storage backup companies.

   We have designed and developed our products to work with these emerging technologies.

   We have focused our business primarily on supporting value added resellers and original equipment manufacturers as the most effective and profitable distribution channels for our tape libraries. Value added resellers develop and install storage solutions for enterprises that face complex storage needs but lack the in-house capability to design and implement their own solution. Value added resellers integrate our tape libraries with the products of other manufacturers and sell the combined products to their customers. Original equipment manufacturers combine our tape libraries with their own products and generally resell our products under their own brand names. We custom configure our library products based on our customer's requirements, with a standard delivery time of one to three working days. We support our value added resellers with a wide array of marketing programs and offer all of our customers around-the-clock technical support.

   Our six senior operations executives have worked in the computer and data storage industries for an average of more than 30 years each. We believe that our experience provides us the ability to bring new products to market in response to changing market conditions and new opportunities as they arise.

   From July 1, 1996 through December 31, 1999, our revenues have grown at a compound annual growth rate of 31.0% and our net income has grown at a compound annual growth rate of 75.1%.

   We believe that we are well-positioned to become a key provider of automated tape libraries to the storage solutions market. To achieve our goals, we intend to focus on the following key strategies:

  . Offer libraries for multiple tape drive technologies in order to target the specific preferences of our value added reseller and original equipment manufacturer customers;

  . Focus distribution on the value added reseller channel, which we believe is the most effective market channel for our products;

  . Maintain and strengthen our original equipment manufacturer relationships, which allow us to reach end users not served by our value added reseller customers;

  .  Develop libraries for new tape technologies as they come to market; and

  . Increase our rate of innovation in order to exploit emerging technologies and product opportunities.

                             Corporate Information

   We were incorporated in California in August 1984. Our executive offices are located at 6709 Independence Avenue, Canoga Park, CA 91303. Our telephone number is (818) 592-0061. Our website address is www.qualstar.com. Information contained in our website does not constitute part of this prospectus.

   "Qualstar(R)," "Inventory Sentry(TM)" and our logo are trademarks of Qualstar. This prospectus also contains product names, trade names and trademarks that belong to other companies.

                                  The Offering

 Common stock offered:
    By Qualstar......................................  3,000,000 shares
    By the selling shareholders......................    250,000 shares
        Total........................................  3,250,000 shares

 Common stock to be outstanding after this offering.. 12,525,959 shares

 Use of proceeds..................................... We intend to use the net proceeds from this offering for leasehold improvements, sales
                                                      and marketing activities, research and
                                                      development, capital expenditures, working
                                                      capital and other general corporate purposes.
                                                      See "Use of Proceeds."

 Proposed Nasdaq National Market Symbol.............. QBAK

   The number of shares of common stock outstanding after this offering is based on shares outstanding as of January 31, 2000, and excludes:

  . 1,152,900 shares of common stock reserved for issuance under our stock incentive plans, of which options to purchase 423,900 shares were outstanding as of January 31, 2000, at a weighted average exercise price of $1.17 per share.

   Unless otherwise indicated, all information in this prospectus:

  . has been adjusted to give effect to a 2.7-for-1 stock split to be completed prior to this offering;

  . reflects the automatic conversion of all outstanding shares of our preferred stock into a total of 2,378,160 shares of common stock upon the closing of this offering;

  . assumes no exercise of the underwriters' over-allotment option; and

  . assumes no exercise of outstanding options to purchase shares of our common stock after January 31, 2000.

                             Summary Financial Data
                    (in thousands, except per share amounts)

                                                                 Six Months Ended
                                   Years Ended June 30,            December 31,
                          -------------------------------------- -----------------
                           1995   1996    1997    1998    1999     1998     1999
                          ------ ------- ------- ------- ------- -------- --------
                                                                    (unaudited)
Statements of Income
 Data:
Net revenues............  $8,432 $10,974 $15,333 $19,155 $29,698 $ 12,739 $ 22,522
Gross profit............   2,934   3,834   4,565   6,263  10,640    4,507    8,542
Income from operations..      37     793   1,451   3,030   6,507    2,595    5,969
Net income applicable to
 common shareholders....      82     526     848   1,786   3,986    1,546    3,590
Earnings per share:
  Basic.................  $ 0.01 $  0.08 $  0.13 $  0.28 $  0.60 $   0.23 $   0.53
  Diluted...............  $ 0.01 $  0.06 $  0.09 $  0.19 $  0.42 $   0.17 $   0.38
Shares used to compute
 earnings per share:
  Basic.................   6,221   6,288   6,332   6,404   6,629    6,612    6,836
  Diluted...............   9,231   9,196   9,065   9,290   9,467    9,355    9,566
Pro forma earnings per
 share:
  Basic.................                                 $  0.44          $   0.39
  Diluted...............                                 $  0.42          $   0.38
Shares used to compute
 pro forma earnings per
 share:
  Basic.................                                   9,008             9,215
  Diluted...............                                   9,467             9,566

  The pro forma basic and diluted net income per share data presented above gives effect to the conversion of our preferred stock into a total of 2,378,160 shares of common stock upon the closing of this offering from the beginning of the periods presented.

  The as adjusted column contained in the balance sheet data summarized below gives effect to our receipt of the net proceeds from this offering assuming an initial public offering price of $11.00 per share, which are estimated to be $29.6 million, as described under "Use of Proceeds."

                                                              December 31, 1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (unaudited)
Balance Sheet Data:
Cash and cash equivalents................................... $ 3,765   $33,355
Working capital.............................................  13,701    43,291
Total assets................................................  16,744    46,334
Total debt..................................................     --        --
Shareholders' equity........................................  15,310    44,900

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus before you decide to purchase our common stock. If any of the following risks actually occur, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Our principal competitors devote greater financial and marketing resources to developing and selling automated tape libraries. Consequently, we may be unable to maintain or increase our market share.

   We face significant competition in developing and selling automated tape libraries. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete. We have significantly fewer financial, technical, manufacturing, marketing and other resources than many of our competitors and these limited resources may harm our business in many ways. For example, in recent years several of our competitors have:

  . acquired other tape library companies;

  . increased the geographic scope of their market;

  . offered a wider range of tape library products; and

  . acquired proprietary software products that operate in conjunction with their products and the products of their competitors.

   In the future, our competitors may leverage their greater resources to:

  . develop, manufacture and market products that are less expensive or technologically superior to our products;

  . attend more trade shows and spend more on advertising and marketing;

  . reach a wider array of potential customers through a broader range of distribution channels;

  . respond more quickly to new or changing technologies, customer requirements and standards; or

  . reduce prices in order to preserve or gain market share.

   We believe competitive pressures are likely to continue. We cannot guarantee that our resources will be sufficient to address this competition or that we will manage costs and adopt strategies capable of effectively utilizing our resources. If we are unable to respond to competitive pressures successfully, our prices and profit margins may fall and our market share may decrease.

We have a limited number of executives. The loss of any single executive or the failure to hire and integrate capable new executives could harm our business.

   The success of our business is tied closely to the managerial, engineering and business acumen of our existing executives. William J. Gervais, our President, and Richard A. Nelson, our Vice President of Engineering, conceived and developed most of our tape libraries, have overseen our operations and growth, and have established and maintained our strategic relationships. We expect that they will continue these efforts for the foreseeable future. Our success as a public company will also depend on the contributions of our operations, marketing and financial personnel. However, our current dependence on a limited number of executives, for whom replacements may be difficult to find, entails a risk that we may not be able to supervise and manage our ongoing operations.

Our suppliers could reduce shipments of tape drives and tape media. If this occurs, we would be forced to curtail production, our revenues could fall and our market share could decline.

   Automated tape libraries and related products, such as tape drives and tape media, represented approximately 76.9% of our revenues in fiscal 1999 and approximately 85.2% of our revenues for the six months ended December 31, 1999. We depend on a limited number of third-party manufacturers to supply us with the tape drives and tape media that we incorporate into our automated tape libraries. In some cases, these manufacturers are sole-source providers of these components. One manufacturer, Quantum Corporation, also competes with us by selling its own tape libraries.

   Historically, some of these suppliers have been unable to meet demand for their products and have allocated their limited supply among customers. If suppliers limit our supply of tape drives or tape media, we may be forced to delay or cancel shipments of our tape libraries. The major supplier risks we face include the following:

  . Sony Electronics, Inc. is our sole-source supplier of 8 millimeter
    Advanced Intelligent Tape tape drives and media. Sony has allocated these tape drives and tape media in the past, and may allocate them again in the future. In the fiscal year ended June 30, 1999 we derived $9.9 million, or 33.3%, of our revenues, and in the six months ended December 31, 1999 we derived $7.1 million, or 31.6%, of our revenues, from the sale of tape libraries and tape media based on Sony Advanced Intelligent Tape drives. If Sony reduces its sales to us or raises its prices, we could lose revenues and our margins could decline.

  . Quantum is our primary supplier of DLT tape drives and competes with us as a manufacturer of automated tape libraries. In the past, Quantum has allocated quantities of tape drives among its customers. It is possible that Quantum will allocate again, and as a result, we may be unable to meet our future DLT tape drive requirements. This risk is heightened by Quantum's 1998 acquisition of ATL Products, a manufacturer, marketer and servicer of automated tape libraries that utilize DLT tape drives and compete with our products. Even if we receive an adequate allocation, it may be at a price that renders our products uncompetitive.

  . The Linear Tape Open standard is a new tape standard being developed by an industry consortium that is intended to compete with DLT tape drives. Manufacturers of tape drives and tape media for new tape formats historically have been unable to meet initial demand and may allocate their supply. Our supplier of Linear Tape Open tape drives recently announced that their tape drives, originally scheduled to begin delivery in our second quarter of fiscal 2000, may not begin shipping until our first quarter of fiscal 2001. Any allocation of Linear Tape Open products could limit our growth.

   Our other suppliers have in the past been, and may in the future be, unable to meet our demand, including our needs for timely delivery, adequate quantity and high quality. We do not have long-term supply contracts with any of our significant suppliers. The partial or complete loss of any of our suppliers could result in lost revenue, added costs and production delays or could otherwise harm our business and customer relationships.


Our revenues could decline if we fail to execute our distribution strategy successfully.

   We distribute and sell our automated tape libraries through value added resellers and original equipment manufacturers, and intend to continue this strategy for the foreseeable future. Value added resellers integrate our tape libraries with products of other manufacturers and sell the combined products to their own customers. Original equipment manufacturers combine our tape libraries with their own products and sell the combined product under their own brand. We currently devote, and intend to continue to devote, significant resources to develop these relationships. A failure to initiate, manage and expand our relationships with value added resellers or original equipment manufacturers could limit our ability to grow or sustain our current level of revenues.

   Our focus on the distribution of our products through value added resellers poses the following risks:

  . we may reach fewer customers because we depend on value added resellers to market to end users and these value added resellers may fail to market effectively or fail to devote sufficient or effective sales, marketing and technical support to the sales of our products;

  . we may lose sales because many of our value added resellers sell products that compete with our products. These value added resellers may reduce their marketing efforts for our products in favor of products manufactured by our competitors; and

  . our costs may increase as value added resellers generally require a higher level of customer support than do original equipment manufacturers.

   We depend upon our original equipment manufacturer customers' ability to develop new products, applications and product enhancements that incorporate our products in a timely, cost-effective and customer-friendly manner. We cannot guarantee that our original equipment manufacturer customers will meet these challenges effectively. Original equipment manufacturers typically conduct substantial and lengthy evaluation programs before certifying a new product for inclusion in their product line. We may be required to devote significant financial and human resources to these evaluation programs with no assurance that our products will ever be selected. In addition, even if selected by the original equipment manufacturer, there generally is no requirement that the original equipment manufacturer purchase any particular amount of product or that it refrain from purchasing competing products.

   We do not have any exclusive or long-term agreements with our value added resellers or original equipment manufacturers, who purchase our products on an individual purchase order basis. If we lose important value added reseller or original equipment manufacturer customers, if they reduce their focus on our products or if we are unable to obtain additional value added reseller or original equipment manufacturer customers, our business could suffer significant harm.

We rely on tape technology for all of our revenues. Our business will be harmed if demand for storage solutions using tape technology declines or fails to grow as rapidly as we expect.

   We derive all of our revenues from products that incorporate some form of tape technology. We expect to derive all of our revenues from these products for the foreseeable future. As a result, we will continue to be subject to the risk of a decrease in net revenues if demand for these products declines or if rising prices make it more difficult to obtain them. If storage products incorporating technologies other than tape gain comparable or superior market acceptance, our business could be harmed.

Two customers account for a significant portion of our sales and they have no minimum or long-term purchase commitments. Our revenues and earnings may decrease if we lose their business.

   Our two largest customers accounted for an aggregate of approximately 25.7% of our revenues during fiscal 1999, and 30.7% of our revenues during the six months ended December 31, 1999. Loronix Information Systems, our largest customer, accounted for 17.0% of our revenues during fiscal 1999 and 23.4% of revenues during the six months ended December 31, 1999. We cannot assure you that these customers will continue to purchase our products in the quantities they have purchased in the past, or at all. Our revenues and earnings may decrease if any of the following factors were to occur relating to either or both of these customers:

  . the loss of either of these customers due to competition from other vendors or consolidation;

  . substantial cancellations of orders by either customer, or the receipt of orders significantly below historical or anticipated amounts; or

  . any financial difficulties of either of these customers that result in their inability to pay amounts owed to us.

   Loronix recently announced its intention to be acquired by Comverse Technology, Inc. We do not know what effect, if any, this will have on future orders for our products from Loronix.

Our revenues and operating results may fluctuate unexpectedly from quarter to quarter, which may cause our stock price to decline.

   Our quarterly revenues and operating results have fluctuated in the past, and may fluctuate in the future due to several factors, including:

  . reductions in the size, delays in the timing, or cancellation of significant customer orders;

  . the timing of the introduction or enhancement of products by us, our original equipment manufacturer customers or our competitors;

  . expansions or reductions in our relationships with value added reseller and original equipment manufacturer customers;

  . financial difficulties affecting our value added reseller or original equipment manufacturer customers that render them unable to pay amounts owed to us;

  . the rate of growth in the data storage market and the various segments within it; and

  . timing and levels of our operating expenses.

   In addition, our revenues historically have been lower in our second fiscal quarter than in our first fiscal quarter because we typically close for one week during the December holidays.

   We believe that period to period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts.

   Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock and this, in the aggregate, may cause fluctuations in our stock price.

Our lack of significant order backlog makes it difficult to forecast future revenues and operating results.

   We normally ship products within a few days after orders are received. Consequently, we do not have significant order backlog and a large portion of our revenues in each quarter results from orders placed during that quarter. Because backlog can be an important indicator of future sales, our lack of backlog makes it more difficult to forecast our future revenues. Since our operating expenses are relatively fixed in the short term, unexpected fluctuations in revenues could negatively impact our quarterly operating results.

Our planned move to a new facility will be time-consuming and disruptive to our business and personnel.

   Our lease on our facility expires in January 2001, but we can terminate it on 90 days notice. We currently are looking for a larger facility in Southern California and plan to relocate during the next 12 months. We may fail to locate a suitable facility or begin operations in a new facility either on time or within budget. If we fail to execute this move successfully, sales may be delayed and our operational efficiencies and product quality could suffer.

We are a small company that is growing rapidly and has not had to meet the responsibilities of being a public company. Rapid growth may strain the capabilities of our managers, operations and facilities, and consequently, could harm our business.

   From July 1, 1996 through December 31, 1999, our revenues have grown at a compound annual growth rate of 31.0%. This growth has resulted in, and may possibly create in the future, additional capacity requirements, new and increased responsibilities for management personnel, and added pressures on our operating and financial systems. For example, the disclosure and reporting obligations of a public company will further strain our limited financial staff and financial systems. Our facilities, personnel and operating and financial systems may be unable to manage and sustain our current or future growth, and additional growth may detract from our ability to respond to new opportunities and challenges quickly. Our ability to manage any future growth effectively and to timely comply with our public company obligations will also depend on our ability to hire and retain qualified management, financial, sales and technical personnel. In particular, we recently hired a new Chief Financial Officer and currently are searching for additional accounting personnel with public company experience. If we are unable to manage growth effectively or hire and retain qualified personnel, our business could be harmed. In addition, to the extent expected revenue growth does not materialize, increases in our selling and administrative costs that are based on anticipated revenue growth could harm our operating results.

If we fail to develop and introduce new tape libraries on a timely and cost-effective basis, we will eventually lose market share and sales to more innovative competitors.

   The market for our products is characterized by changing technology and evolving industry standards and is competitive with respect to timely innovation. At this time, the data storage market is particularly subject to change with the emergence of two new technologies:

  . Fibre Channel, a new method of connecting storage devices to networks, allows users to share information with other storage devices and servers over longer distances and at higher rates of data transfer.

  . Network attached storage devices allow users to plug storage devices directly into a network without increasing demands on the file server or requiring a separate file server.

   Although we currently offer a Fibre Channel interface option for our tape libraries, we have not yet developed products based on network attached storage technology. The introduction of new products utilizing network attached storage or other new or alternative technologies or the emergence of new industry standards could render our existing products obsolete or unmarketable.

   Our future success will depend in part on our ability to anticipate changes in technology and to incorporate this technology to develop new and enhanced products on a timely and cost-effective basis. Risks inherent in the development and introduction of new products include:

  . the failure of tape drive manufacturers to promote their tape drives adequately, resulting in fewer sales of our libraries which incorporate those tape drives;

  . the difficulty in forecasting customer demand accurately;

  . our inability to expand production capacity fast enough to meet customer demand;

  . the possibility that new products may reduce demand for our current products;

  . delays in our initial shipments of new products;

  . being placed on supply allocation if our sole-source suppliers underestimate demand for their products or face technical difficulties producing a new product;

  . competitors' responses to our introduction of new products;

  . the desire by original equipment manufacturer customers to evaluate new products for longer periods of time before making a purchase decision;

  . difficulties associated with forecasting customer returns of new products and the associated warranty expenses we incur for product returns; and

  . the possibility that the market may reject a new technology and products based on that technology.

   In addition, we must maintain the compatibility of our products with significant future storage technologies and rely on producers of new storage technologies to achieve and sustain market acceptance of those technologies. Development schedules for automated data storage products are subject to uncertainty, and we may not meet our product development schedules.

   If we are unable, for technological or other reasons, to develop products in a timely manner or if the products or product enhancements that we develop are not accepted by the marketplace, our revenues could decline.

We depend upon independent software developers to provide software that integrates our libraries with computer operating systems.

   The utility of an automated tape library depends partly upon the storage management software which supports the library and integrates it into the user's computing environment to provide a complete storage solution. We do not develop and have no control over the development of this storage management software. Instead we rely on independent software developers to develop and support this software. Accordingly, the continued development and future growth of the market for our products will depend partly upon the success of software developers to meet the overall data storage and management needs of tape library purchasers and our ability to maintain relationships with these firms. Although we do not have contracts with any independent software developers, we maintain relationships with them by:

  . supplying evaluation tape libraries so they can qualify their software to work with our tape libraries;

  . evaluating their software for compatibility with our tape libraries;

  . keeping them informed as to current and contemplated changes to our products; and

  . referring business to them when value added resellers or end users inquire about software sources.

Our customers have the right to return our products in certain circumstances. An excessive number of returns may reduce our revenues.

   Our customers have 30 days from the date of purchase to return our products to us for any reason. We may otherwise allow product returns if we think that doing so maximizes the effectiveness of our sales channels and promotes our reputation for quality and service.

   Although we estimate and reserve for potential returns in our reported financial results, actual returns could exceed our estimates. If the number of returns exceeds our estimates, our financial results could be harmed for the periods during which returns are made.

We may spend money pursuing sales that do not occur when anticipated or at all.

   Many of our original equipment manufacturer customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new models of tape libraries. This evaluation process is lengthy and may range from six months to one year or more. This process is complex and may require significant sales, marketing, engineering and management efforts on our part. The process becomes more complex as we simultaneously qualify our products with multiple customers or pursue large orders with a single customer. As a result, we may expend resources to develop customer relationships before we recognize any revenue from these relationships, if at all.

We sell a significant portion of our products to customers located outside the United States. Currency fluctuations and increased costs associated with international sales could make our products unaffordable in foreign markets, which would reduce our profitability.

   Sales to customers located outside the United States accounted for approximately 26.4% of our revenues in fiscal 1998, 24.0% in fiscal 1999, and 22.2% in the six months ended December 31, 1999. We believe that international sales will continue to represent a significant portion of our revenues. Our foreign sales subject us to a number of risks, including:

  . although we denominate our international sales in U.S. dollars, currency fluctuations could make our products unaffordable to foreign purchasers or more expensive compared to those of foreign manufacturers;

  . greater difficulty of administering business overseas may increase the costs of foreign sales and support;

  . foreign governments may impose tariffs, quotas and taxes on our products;

  . longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable may reduce the profitability of foreign sales;

  . political and economic instability may reduce demand for our products or our ability to market our products in foreign countries;

  . restrictions on the export or import of technology may reduce or eliminate our ability to sell in certain markets; and

  . our current determination not to seek ISO-9000 certification, a widely accepted method of establishing and certifying the quality of a manufacturer's products, may reduce sales.

   These risks may increase our costs of doing business internationally and reduce our sales or profitability.

We may have to expend significant amounts of time and money defending or settling product liability claims arising from failures of our tape libraries.

   Because our tape library customers use our products to store and backup their important data, we face potential liability for performance problems of our products. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or that exceeds our insurance coverage could reduce our profitability or cause us to discontinue operations.

A failure to develop and maintain proprietary technology may negatively affect our business.

   We rely on copyright protection of our firmware, as well as patent protection for some of our designs and products. We also rely on a combination of trademark, trade secret, and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property rights provide significant protection from competition. As a consequence, these rights may not preclude competitors from developing products that are substantially equivalent or superior to our products. In addition, many aspects of our products are not subject to intellectual property protection and therefore can be reproduced by our competitors.

Intellectual property infringement claims brought against us could be time consuming and expensive to defend.

   In recent years, there has been an increasing amount of litigation in the United States involving patents and other intellectual property rights. While we currently are not engaged in any material intellectual property litigation or proceedings, we may become involved in these proceedings in the future. We have from time to time and in the future may be subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force us to do one or more of the following:

  . stop selling, incorporating or using our products or services that use the challenged intellectual property;

  . subject us to significant liabilities to third parties;

  . obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  . redesign those products or services that use the infringed technology, which redesign may be either economically or technologically infeasible.

   Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

Undetected software or hardware flaws could increase our costs, reduce our revenues and divert our resources from our core business needs.

   Our tape libraries are complex. Despite our efforts to revise and update our manufacturing and test processes to address engineering and component changes, we may not be able to control and eliminate manufacturing flaws adequately. These flaws may include undetected software or hardware defects associated with:

  . a newly introduced product;

  . a new version of an existing product; or

  . a product that has been integrated into a network storage solution with the products of other vendors.

   The variety of contexts in which errors may arise may make it difficult to identify the source of a problem. These problems may:

  . cause us to incur significant warranty, repair and replacement costs;

  . divert the attention of our engineering personnel from our product development efforts;

  . cause significant customer relations problems; or

  . damage our reputation.

   To address these problems, we frequently revise and update manufacturing and test procedures to address engineering and component changes to our products. If we fail to adequately monitor, develop and implement appropriate test and manufacturing processes we could experience a rate of product failure that results in substantial shipment delays, repair or replacement costs or damage to our reputation. Product flaws may also consume our limited engineering resources and interrupt our development efforts. Significant product failures would increase our costs and result in the loss of future sales and be harmful to our business.

Our officers and directors could implement corporate actions that are not in the best interests of our shareholders as a whole.

   Upon completion of this offering, our executive officers and directors will own beneficially, in the aggregate, approximately 50.0% of our outstanding common stock. As a result, these shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. The interests of our officers and directors, when acting in their capacity as shareholders, may lead them to:

  . vote for the election of directors who agree with the incumbent officers' or directors' preferred corporate policy; or

  . oppose or support significant corporate transactions when these transactions further their interests as incumbent officers or directors, even if these interests diverge from their interests as shareholders per se and thus from the interests of other shareholders.

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit your ability to receive a premium price for your shares.

   Our board of directors has the authority, without any action by the shareholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our articles of incorporation and bylaws contain provisions that eliminate cumulative voting in the election of directors and require shareholders to give advance notice if they wish to nominate directors or submit proposals for shareholder approval. These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Our management and board of directors will have broad discretion to allocate the proceeds of this offering and may do so ineffectively.

   Only $1.5 million of the estimated net proceeds of this offering have been allocated to a particular purpose. Accordingly, management and the board of directors will have broad discretion to allocate the remaining proceeds of this offering and no shareholder approval will be required for such allocations. There is no assurance that the remaining proceeds will be allocated in a manner acceptable to our shareholders or advantageous to our business. See "Use of Proceeds."

You will experience immediate and substantial dilution in the net asset value of the shares you purchase in this offering.

   Investors who purchase shares in this offering will:

  . pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

  . contribute 97.7% of the total amount invested in Qualstar but will own only 24.4% of the shares outstanding.

   Additional dilution in your shares will occur upon exercise of outstanding stock options.

We do not intend to pay dividends and therefore you will only be able to recover your investment in our common stock, if at all, by selling the shares of our stock that you hold.

   We historically have pursued a policy of reinvesting our earnings in research and development, expanding our value added reseller and original equipment manufacturer relationships, and expanding our manufacturing capabilities. Consequently, we have never paid dividends on our shares of capital stock. We intend to continue this strategy for the foreseeable future to strengthen our financial and competitive position in the tape library markets.

The absence of a prior public market for our common stock makes it difficult to set an initial public offering price that reflects the true market value of our shares. You may be unable to resell your shares at or above the initial public offering price.

   There was no public market for our common stock prior to this offering. The initial public offering price of the common stock will be determined through our negotiations with the underwriters and does not necessarily relate to our book value, assets, past operating results, financial condition or other established criteria of value. Since the market price after the offering may be less than the initial public offering price, you may be unable to resell the shares you purchase at or above the initial public offering price.

   In addition to errors in the initial valuation of our publicly offered common stock, the market price of this stock may fall significantly in response to the following factors, some of which are beyond our control:

  . announcements by us or by our competitors regarding significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . the introduction of new technology or products or changes in product pricing policies by us or our competitors;

  . changes in stock market analyst recommendations regarding our common stock, the stock of comparable companies, or the technology industry generally;

  . comments regarding us and the data storage market made on Internet bulletin boards;

  . changes in accounting policies;

  . our expected rate of growth of revenues and operations; and

  . regulatory actions.

   In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

   Upon completion of this offering our current stockholders will hold 9,275,959 of our shares. Of this amount, 27,000 shares will be available for sale in the public market commencing 120 days after the date of this prospectus and 9,248,959 shares will be available for sale in the public market commencing 180 days after the date of this prospectus. The sale of substantial numbers of these shares or the market's perception that such sales may occur after this offering could cause our stock price to decline. In addition, the sales of these shares could impair our ability to raise capital through the sale of additional stock.

             INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties that address:

  . business strategies;

  . expectations regarding our distribution strategy, including international distribution;

  . use of proceeds;

  . our financial condition and results of operations;

  . trends, including growth in the automated data storage market;

  . new products;

  . our expected rate of growth of revenues and operations; and

  . the impact of the year 2000 computer bug on sales of our tape libraries.

The above list is not inclusive.

   You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

   These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

                                USE OF PROCEEDS

   We expect to receive approximately $29.6 million from the sale of the shares offered by us in this offering, or $34.6 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $11.00 per share and after deducting the underwriting discount and offering expenses that we are to pay. We will not receive any proceeds from the sale of shares by the selling shareholders.

   The primary purposes of this offering are to create a public market for our common stock, take advantage of favorable market conditions to raise additional equity capital and facilitate future access to public markets. We intend to use approximately $1.5 million of the net proceeds of this offering for leasehold improvements and other expenses related to our planned move to a new facility. We have no current specific plans for the balance of the net proceeds of this offering, but we generally intend to use the proceeds of this offering to support our continued growth, including:

     .  increased sales and marketing activities;

     .  research and development;

     .  capital expenditures in the ordinary course of business; and

     .  working capital and other general corporate purposes.

   In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any negotiations with respect to these transactions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering.

   Prior to their use we intend to invest the net proceeds of this offering in short-term, high-grade interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our capital stock. Any future decision to pay dividends remains within the discretion of our board of directors. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business and do not anticipate paying dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table shows our capitalization as of December 31, 1999 on an actual basis, and on a pro forma as adjusted basis to reflect:

  . the sale of 3,000,000 shares offered by us at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

  . the automatic conversion of all outstanding shares of preferred stock into 2,378,160 shares of common stock effective upon the closing of this offering.

   The table excludes:

  . 294,300 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $0.34 per share.

   You should read this information in conjunction with our financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

                                                            December 31, 1999
                                                           --------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands,
                                                           except share data)
                                                               (unaudited)
Short term debt........................................... $   --     $   --
                                                           =======    =======
Long term debt............................................ $   --     $   --
Shareholders' equity:
  Preferred stock, no par value: 3,866,800 shares
   authorized, 880,800 shares outstanding, actual;
   5,000,000 authorized and no shares issued and
   outstanding, pro forma as adjusted.....................     431        --
  Common stock, no par value: 10,000,000 shares
   authorized, 6,923,699 shares issued and outstanding,
   actual; 50,000,000 shares authorized, 12,301,859 shares
   issued and outstanding, pro forma as adjusted..........     352     30,373
Deferred compensation.....................................     (50)       (50)
Retained earnings.........................................  14,577     14,577
                                                           -------    -------
    Total shareholders' equity............................  15,310     44,900
                                                           -------    -------
    Total capitalization.................................. $15,310    $44,900
                                                           =======    =======

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999 was $15.3 million or $1.65 per share of common stock. Pro forma net tangible book value per share, after giving effect to the conversion of all outstanding shares of preferred stock, is equal to our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding on December 31, 1999. Assuming the sale by us of 3,000,000 shares of common stock at an initial public offering price of $11.00 per share and after deducting the underwriting discounts and the estimated offering expenses payable, our pro forma net tangible book value at December 31, 1999 would have been $44.9 million, or $3.65 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.00 per share to existing shareholders and an immediate dilution of $7.35 per share to new investors purchasing shares in this offering. That is, after this offering, the excess of our tangible assets over our liabilities on a per share basis will be less than the purchase price paid for those shares by investors in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.............         $ 11.00
     Pro forma net tangible book value per share as of December
      31, 1999.................................................  $ 1.65
     Increase in pro forma net tangible book value attributable
      to new investors.........................................    2.00
                                                                 ------
   Pro forma net tangible book value per share after this
    offering...................................................            3.65
                                                                        -------
   Dilution per share to new investors.........................         $  7.35
                                                                        =======

   The following table summarizes, as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering and includes the effect of the conversion of all outstanding shares of preferred stock.

                         Shares Purchased(1)    Total Consideration
                         ------------------------------------------ Average Price
                           Number     Percent     Amount    Percent   Per Share
                         ------------ --------------------- ------- -------------
Existing shareholders...    9,301,859     75.6% $   783,729   2.3%     $ 0.08
New investors...........    3,000,000     24.4   33,000,000  97.7       11.00
                         ------------  -------  -----------  ----      ------
Total(2)................   12,301,859    100.0% $33,783,729   100%     $11.08
                         ============  =======  ===========  ====      ======

--------

(1) Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 9,051,859 shares or 73.6% of the total number of shares to be outstanding after this offering (or 70.8% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,250,000, or 26.4% of the total shares of common stock outstanding after this offering (3,737,500 shares, or 29.2% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

(2) The foregoing table and calculations are based on shares outstanding on December 31, 1999 and excludes 294,300 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $0.34 per share.

   To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plans" and note 7 to our financial statements.

                            SELECTED FINANCIAL DATA

   The statements of income data for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. The statements of income data for the six months ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999, are unaudited but have been prepared on the same basis as our audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of that date. The historical results are not necessarily indicative of results to be expected for any future period. The following data is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

   The pro forma basic and diluted net income per share data presented below gives effect to the conversion of our preferred stock into a total of 2,378,160 shares of common stock upon the closing of this offering from the beginning of the periods presented.

                                                                   Six Months Ended
                                   Years Ended June 30,              December 31,
                          ---------------------------------------- -----------------
                           1995   1996    1997     1998     1999     1998     1999
                          ------ ------- -------  -------  ------- -------- --------
                                  (in thousands, except per share amounts)
Statements of Income
 Data:
Net revenues............  $8,432 $10,974 $15,333  $19,155  $29,698 $ 12,739 $ 22,522
Cost of goods sold......   5,498   7,140  10,768   12,892   19,058    8,232   13,980
                          ------ ------- -------  -------  ------- -------- --------
Gross profit............   2,934   3,834   4,565    6,263   10,640    4,507    8,542
Operating expenses:
  Research and
   development..........     895     918     916      894      925      439      507
  Sales and marketing...     973   1,016   1,146    1,277    1,941      881    1,275
  General and
   administrative.......   1,029   1,107   1,052    1,062    1,267      592      791
                          ------ ------- -------  -------  ------- -------- --------
    Total operating
     expenses...........   2,897   3,041   3,114    3,233    4,133    1,912    2,573
                          ------ ------- -------  -------  ------- -------- --------
Income from operations..      37     793   1,451    3,030    6,507    2,595    5,969
Interest income.........      46      23      21       35       41       18       24
                          ------ ------- -------  -------  ------- -------- --------
Income before income
 taxes..................      83     816   1,472    3,065    6,548    2,613    5,993
Provision for income
 taxes..................       1     290     518    1,132    2,562    1,067    2,403
                          ------ ------- -------  -------  ------- -------- --------
Net income..............      82     526     954    1,933    3,986    1,546    3,590
                          ------ ------- -------  -------  ------- -------- --------
Premium paid on
 redemption of preferred
 stock..................     --      --     (106)    (147)     --       --       --
                          ------ ------- -------  -------  ------- -------- --------
Net income applicable to
 common shareholders....  $   82 $   526 $   848  $ 1,786  $ 3,986 $  1,546 $  3,590
                          ====== ======= =======  =======  ======= ======== ========
Earnings per share:
  Basic.................  $ 0.01 $  0.08 $  0.13  $  0.28  $  0.60 $   0.23 $   0.53
  Diluted...............  $ 0.01 $  0.06 $  0.09  $  0.19  $  0.42 $   0.17 $   0.38
Shares used to compute
 earnings per share:
  Basic.................   6,221   6,788   6,332    6,404    6,629    6,612    6,836
  Diluted...............   9,231   9,196   9,065    9,290    9,467    9,355    9,566
Pro forma earnings per
 share:
  Basic.................                                   $  0.44          $   0.39
  Diluted...............                                   $  0.42          $   0.38
Shares used to compute
 pro forma earnings per
 share:
  Basic.................                                     9,008             9,215
  Diluted...............                                     9,467             9,566

                                            June 30,
                               ----------------------------------- December 31,
                                1995   1996   1997   1998   1999       1999
                               ------ ------ ------ ------ ------- ------------
                                                (in thousands)
Balance Sheet Data:
Cash and cash equivalents..... $  518 $  444 $  912 $  798 $ 2,134    $3,765
Working capital...............  4,204  4,731  5,549  7,213  11,205    13,701
Total assets..................  4,983  5,856  6,967  8,461  12,950    16,744
Total debt....................    --     --     --     --      --        --
Shareholders' equity..........  4,482  5,031  5,850  7,614  11,640    15,310

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our financial statements and notes and the information included under the caption "Risk Factors" included elsewhere in this prospectus.

Overview

   We design, develop, manufacture and sell automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. We offer tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, and quarter inch cartridge tape drives and media. We recently announced tape libraries for the Linear Tape Open, or LTO, Ultrium tape media and we will commence shipments of our LTO tape libraries once the tape drives become available from the manufacturers and have been qualified in our libraries.

   Many enterprises now routinely manage very large databases, in addition to storing information on local desktop computers. This, coupled with the growth in the amount of data from new sources and applications, is increasing the need for managing and storing data efficiently. Anticipating the increased demand for large libraries, we developed a family of tape libraries over the last five years spanning a broad range of tape formats, prices, capacity and performance. Our product mix has changed over the last three fiscal years as we introduced new products to address additional tape formats and changing customer preferences. For example, we have increased the capacity of our tape libraries as our customers' needs for increased data storage have grown, and we have introduced tape libraries incorporating Advanced Intelligent Tape and DLT tape drive technologies. We expect our product mix to continue to change in the future in response to emerging tape technologies and changing customer preferences.

   We have developed a network of value added resellers who specialize in delivering storage solutions to end users that are installed complete and ready to operate. End users of our products range from small businesses requiring simple automated backup solutions to large organizations needing complex storage management solutions. We also sell our products to original equipment manufacturers. We assist our customers with marketing and technical support.


   All of our international sales efforts currently are directed from our offices in Canoga Park, California. We intend to continue to develop our international markets and create additional outlets for our products. All of our international sales are denominated in U.S. dollars. Revenues from sales to customers located outside the United States were $3.8 million, or 24.9% of revenues, in fiscal 1997, $5.1 million, or 26.4% of revenues, in fiscal 1998, $7.1 million, or 24.0% of revenues, in fiscal 1999, and $5.0 million, or 22.2% of revenues, in the six months ended December 31, 1999.

   Net revenues include revenues from the sale of tape libraries, library tape drives, storage media, 9-track tape drives, and ancillary products. Ancillary revenues include service and repair, warranty revenues net of the cost of any third party warranty contracts, and the resale of 18- and 36-track tape drives manufactured by a third party, which we discontinued selling in June 1999. Automated tape libraries and related products, such as tape drives and tape media, represented approximately 76.9% of revenues in fiscal 1999, and approximately 85.2% of revenues for the six months ended December 31, 1999. Sales of 9-track tape drives, services and other products accounted for the balance of our revenues.

   Gross margins depend on several factors, including the cost of manufacturing, product mix, customer demand and the level of competition. Larger tape libraries provide higher gross margins than do smaller tape libraries primarily because of strong customer demand and less competition. Our gross margins have benefitted from a shift in demand towards our larger tape libraries. We expect that our growth in revenues and attractive gross margins will encourage new competitors to enter our marketplace, which may affect our gross margins.

   We expect that our selling, general and administrative expenses will increase due to higher rent associated with a larger facility, the opening of a European sales office and related staffing, increased costs associated with the responsibilities of being a public company, higher marketing, advertising and selling costs necessary to enter new markets, expenditures to further develop our brand identity, and increased costs to attract and retain personnel.

   We will record deferred compensation of approximately $1.7 million in the third quarter of fiscal 2000, representing the difference between the exercise prices of the options and restricted stock awards granted to employees and directors during fiscal 2000 and the deemed fair value for accounting purposes of our common stock on the grant dates. We will amortize approximately $215,000 during the second half of fiscal 2000, which will be recorded in general and administrative expenses. Total deferred compensation amortization will approximate $425,000 in each of fiscal 2001, 2002 and 2003, and $215,000 in fiscal 2004.

Results of Operations

   The following table reflects, as a percentage of net revenues, statements of income data for the periods indicated:

                                           Years Ended       Six Months Ended
                                            June 30,           December 31,
                                        -------------------  ------------------
                                        1997   1998   1999     1998      1999
                                        -----  -----  -----  --------  --------
Net revenues........................... 100.0% 100.0% 100.0%    100.0%    100.0%
  Cost of goods sold...................  70.2   67.3   64.2      64.6      62.1
                                        -----  -----  -----  --------  --------
  Gross margin.........................  29.8   32.7   35.8      35.4      37.9
Operating expenses:
  Research and development.............   6.0    4.7    3.1       3.4       2.3
  Sales and marketing..................   7.5    6.7    6.5       6.9       5.7
  General and administrative...........   6.8    5.5    4.3       4.6       3.5
                                        -----  -----  -----  --------  --------
Income from operations.................   9.5   15.8   21.9      20.5      26.4
Interest income........................   0.1    0.2    0.1       0.1       0.1
                                        -----  -----  -----  --------  --------
Income before income taxes.............   9.6   16.0   22.0      20.6      26.5
                                        -----  -----  -----  --------  --------
Provision for income taxes.............   3.4    5.9    8.6       8.4      10.7
                                        -----  -----  -----  --------  --------
Net income.............................   6.2%  10.1%  13.4%     12.2%     15.8%
                                        =====  =====  =====  ========  ========

Six Months Ended December 31, 1999 Compared to Six Months Ended December 31,
1998

   Net Revenues. Revenues are recognized upon shipment of the product to the customer, less estimated returns, for which provision is made at the time of the sale. Revenues for the six months ended December 31, 1999 were $22.5 million, an increase of 76.8% compared to net revenues of $12.7 million for the six months ended December 31, 1998. This increase in revenues was due primarily to increasing demand for our existing tape library models. Revenues from tape libraries and related media increased to $19.2 million in the six months ended December 31, 1999 from $9.9 million in the six months ended December 31, 1998, or 94.6%. Revenues from our 9-track tape drives increased $800,000 to $2.0 million in the six months ended December 31, 1999 from $1.2 million for the six months ended December 31, 1998. Partially offsetting these increases in revenues from tape libraries and 9-track tape drives was a decline of $1.4 million in revenue from the sale of 18- and 36-track tape drives, which were discontinued in June 1999. Selling prices of our products remained relatively stable during both periods. While we believe that sales of 9-track tape drives will decline over time, we experienced an increase in revenues from these products in the first six months of fiscal 2000 as a result of a competitor exiting the 9-track tape drive marketplace.

   Gross Profit. Gross profit was $8.5 million, or 37.9% of revenues, for the first six months of fiscal 2000, compared to $4.5 million, or 35.4% of revenues, for the same period in fiscal 1999, representing an increase of

89.5%. Cost of goods sold consists primarily of direct labor, purchased parts, depreciation of plant and equipment, rent, utilities, and packaging costs. The increase in gross margin resulted primarily from a 1.6% decline in labor and other costs as a percentage of revenues, which was partially offset by a 0.1% increase in the cost of material. These changes reflect a shift in our product mix toward larger capacity tape libraries requiring greater amounts of material as compared to the amount of labor, and operating efficiencies resulting from spreading a larger volume of sales over relatively fixed direct and indirect expenses.

   Research and Development. Research and development expenses consist of engineering salaries, benefits, purchased parts and supplies used in development activities. Research and development expenses for the six months ended December 31, 1999 were $507,000 as compared to $439,000 for the six months ended December 31, 1998. This increase was due primarily to an increase in purchased parts and supplies used in research and development activities.

   Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, benefits, sales commissions, trade show costs, advertising, technical support and travel related expenses. Sales and marketing expenses increased 44.7% to $1.3 million, or 5.7% of revenues, for the six months ended December 31, 1999, as compared to $881,000, or 6.9% of revenues, for the six months ended December 31, 1998. This increase was due primarily to the growth in our sales force and associated increases in salaries and benefits of $78,000, and travel related expenses of $59,000, as well as an increase in sales commissions of $137,000 due to an increase in sales.

   General and Administrative. General and administrative expenses include employee salaries and benefits, deferred compensation related to equity incentives, provisions for doubtful accounts and returns, and professional service fees. General and administrative expenses decreased as a percentage of revenues from 4.6% for the six months ended December 31, 1998 to 3.5% for the six months ended December 31, 1999. The decline in general and administrative expenses as a percentage of revenues was due primarily to a 76.8% increase in revenues during this period while general and administrative expenses increased only 33.6%. This increase was due primarily to an increase in the number of employees resulting in an increase of $59,000 in salaries and benefits. Additionally, the provision for doubtful accounts and returns increased $50,000 due to increases in revenues and accounts receivables.

   Provision for Income Taxes. The provision for income taxes was $2.4 million, or 40.0% of pre-tax income, in the first six months of fiscal 2000, compared to $1.1 million, or 40.8% of pre-tax income, in the same period of fiscal 1999.

Fiscal 1999 compared to Fiscal 1998

   Net Revenues. Revenues in fiscal 1999 were $29.7 million, an increase of 55.0% compared to revenues of $19.2 million in fiscal 1998. The increase in revenues resulted primarily from the sales of our large capacity tape libraries that were introduced in fiscal 1999 and increasing demand for our existing libraries. Revenues from our tape libraries and related media increased to $22.8 million in fiscal 1999, from $10.4 million in fiscal 1998, or an increase of 119%. Offsetting the increase in library and related media revenues were continuing declines in sales of our 9-,18- and 36-track tape drives. Revenues for these products declined to $5.0 million in fiscal 1999 from $7.4 million in fiscal 1998, a decline of $2.4 million or 32.5%. Selling prices of our products remained relatively stable during both periods.

   Gross Profit. Gross profit was $10.6 million, or 35.8% of revenues, in fiscal 1999 compared with $6.3 million, or 32.7% of revenues, in fiscal 1998, representing an increase of 69.8%. The increase in gross margin during fiscal 1999 as compared to fiscal 1998 was due primarily to a 2.4% decline in labor and other costs as a percentage of revenues, which were partially offset by a 0.3% increase in the cost of materials. These changes reflect operating efficiencies resulting from spreading a larger volume of sales over relatively fixed direct and indirect expenses.

   Research and Development. Research and development expenses remained relatively constant between fiscal 1998 and fiscal 1999. During fiscal 1999, research and development expenses increased $31,000 to $925,000, as compared to $894,000 incurred during fiscal 1998.

   Sales and marketing. Sales and marketing expenses increased 52.0% to $1.9 million, or 6.5% of revenues, in fiscal 1999, as compared to $1.3 million, or 6.7% of revenues, for fiscal 1998. This increase was due primarily to the growth in our sales force and associated increases in salaries and benefits of $146,000 and travel related expenses of $58,000, as well as an increase in sales commissions of $457,000 due to an increase in sales.

   General and Administrative. General and administrative expenses decreased as a percentage of revenues from 5.5% for fiscal 1998 to 4.3% for fiscal 1999. This decline was due primarily to a 55.0% increase in revenues during this period while general and administrative expenses increased only 19.3%. The increase in general and administrative expenses in absolute dollars during fiscal 1999 was due primarily to an increase in the number of employees, resulting in an increase of $47,000 in salaries and benefits. Additionally, the provision for doubtful accounts and returns increased $255,000 due to increases in revenues and accounts receivables.

   Provision for Income Taxes. The provision for income taxes was $2.6 million, or 39.1% of pre-tax income, in fiscal 1999 compared to $1.1 million, or 36.9% of pre-tax income, in fiscal 1998. The increase in the effective tax rate in fiscal 1999 was due to the decreasing effect of research and development tax credits.

Fiscal 1998 compared to Fiscal 1997

   Net Revenues. Revenues in fiscal 1998 were $19.2 million, an increase of 24.9% compared to revenues of $15.3 million in fiscal 1997. This increase in revenues was the result of the introduction of our DLT tape libraries and the development of complementary library products including media and connecting devices. Revenues from our tape libraries and related media increased to $10.4 million in fiscal 1998 from $4.2 million in fiscal 1997, an increase of $6.2 million or 149%. Offsetting this increase was a decline in sales of our 9-, 18- and 36-track tape drives. Revenues for these products declined to $7.4 million in fiscal 1998 from $9.8 million in fiscal 1997, a decline of $2.4 million or 24.5%. Selling prices of our products remained relatively stable during both periods.

   Gross Profit. Gross profit was $6.3 million, or 32.7% of revenues, in fiscal 1998, compared to $4.6 million, or 29.8% of revenues, in fiscal 1997. The increase in gross margin resulted from a shift in our product mix away from the lower margin tape drives to the higher margin tape libraries. Additionally, our gross margin benefited from spreading a larger volume of sales over relatively fixed direct and indirect expenses. The higher volume of sales resulted in a 1.2% decline in labor and other costs as a percentage of revenues, which was partially offset by a 1.1% increase in the cost of materials.

   Research and Development. Research and development expenses remained relatively constant between fiscal 1997 and fiscal 1998. During fiscal 1998, research and development expenses declined $22,000 to $894,000 as compared to $916,000 incurred during fiscal 1998.

   Sales and marketing. Sales and marketing expenses increased 11.4% to $1.3 million, or 6.7% of revenues, in fiscal 1998, as compared to $1.1 million, or 7.5% of revenues, for fiscal 1998. This increase was due primarily to the growth in our sales force and associated increases in salaries and benefits of $36,000 and travel related expenses of $17,000, as well as an increase in sales commissions of $61,000 due to an increase in sales.

   General and Administrative. General and administrative expenses decreased as a percentage of revenues from 6.9% for fiscal 1997 to 5.5% for fiscal 1998. This decline was due primarily to a 24.9% increase in revenues during fiscal 1998 while general and administrative expenses increased only 0.1%. General and administrative expenses were relatively unchanged between 1997 and 1998.

   Provision for Income Taxes. The provision for income taxes was $1.1 million, or 36.9% of pre-tax income, in fiscal 1998, compared to $518,000, or 35.2% of pre-tax income, in fiscal 1997.

Quarterly Results of Operations

   The following table presents our unaudited quarterly results of operations for the eight quarters ended December 31, 1999. You should read the following table in conjunction with our financial statements and the notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusion about our future results from the results of operations for any quarter.

                                                      Three Months Ended
                          ---------------------------------------------------------------------------
                          March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30, Dec. 31,
                            1998      1998     1998      1998     1999      1999     1999      1999
                          --------- -------- --------- -------- --------- -------- --------- --------
                                                        (in thousands)
Statements of Income
 Data:
Net revenues............   $4,608    $5,506   $6,588    $6,151   $7,904    $9,055   $11,430  $11,092
Cost of goods sold......    3,116     3,653    4,193     4,039    4,787     6,039     7,102    6,878
                           ------    ------   ------    ------   ------    ------   -------  -------
Gross profit............    1,492     1,853    2,395     2,112    3,117     3,016     4,328    4,214
Operating expenses:
  Research and
   development..........      235       203      243       196      228       258       270      237
  Sales and marketing...      265       392      375       506      471       589       580      695
  General and
   administrative.......      314       278      332       260      343       332       401      390
                           ------    ------   ------    ------   ------    ------   -------  -------
Total operating
 expenses...............      814       873      950       962    1,042     1,179     1,251    1,322
                           ------    ------   ------    ------   ------    ------   -------  -------
Income from operations..      678       980    1,445     1,150    2,075     1,837     3,077    2,892
Interest income.........        9        11        7        11       14         9        12       12
                           ------    ------   ------    ------   ------    ------   -------  -------
Income before income
 taxes..................      687       991    1,452     1,161    2,089     1,846     3,089    2,904
Provision for income
 taxes..................      239       302      578       489      807       688     1,210    1,193
                           ------    ------   ------    ------   ------    ------   -------  -------
Net income..............   $  448    $  689   $  874    $  672   $1,282    $1,158   $ 1,879  $ 1,711
                           ======    ======   ======    ======   ======    ======   =======  =======

   The following table reflects, as a percentage of net revenues, statements of income data for the eight quarters ended December 31, 1999.

                                                      Three Months Ended
                          ---------------------------------------------------------------------------
                          March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30, Dec. 31,
                            1998      1998     1998      1998     1999      1999     1999      1999
                          --------- -------- --------- -------- --------- -------- --------- --------
Statements of Income
 Data:
Net revenues............    100.0%   100.0%    100.0%   100.0%    100.0%   100.0%    100.0%   100.0%
Cost of goods sold......     67.6     66.3      63.6     65.7      60.6     66.7      62.1     62.0
                            -----    -----     -----    -----     -----    -----     -----    -----
Gross margin............     32.4     33.7      36.4     34.3      39.4     33.3      37.9     38.0
Operating expenses:
  Research and
   development..........      5.1      3.7       3.7      3.2       2.9      2.8       2.4      2.1
  Sales and marketing...      5.8      7.1       5.7      8.2       6.0      6.5       5.1      6.3
  General and
   administrative.......      6.8      5.0       5.0      4.2       4.3      3.7       3.5      3.5
                            -----    -----     -----    -----     -----    -----     -----    -----
Total operating
 expenses...............     17.7     15.8      14.4     15.6      13.2     13.0      11.0     11.9
                            -----    -----     -----    -----     -----    -----     -----    -----
Income from operations..     14.7     17.9      22.0     18.7      26.2     20.3      26.9     26.1
Interest income.........      0.2      0.2       0.1      0.2       0.2      0.1       0.1      0.1
                            -----    -----     -----    -----     -----    -----     -----    -----
Income before income
 taxes..................     14.9     18.1      22.1     18.9      26.4     20.4      27.0     26.2
Provision for income
 taxes..................      5.2      5.5       8.8      7.9      10.2      7.6      10.6     10.8
                            -----    -----     -----    -----     -----    -----     -----    -----
Net income..............      9.7%    12.6%     13.3%    11.0%     16.2%    12.8%     16.4%    15.4%
                            =====    =====     =====    =====     =====    =====     =====    =====

   We typically experience lower revenues in our second fiscal quarter compared to our first fiscal quarter due to our practice of closing down our operations between Christmas and New Years. The lower gross margin in the quarter ended June 30, 1999 reflects the sale of our remaining inventory of 18- and 36-track tape drives at little or no margin due to our decision to discontinue reselling these products.

   Operating expenses are generally higher in our second fiscal quarter compared to our first fiscal quarter due to costs associated with our attendance at an industry trade show each November.

Liquidity and Capital Resources

   Historically, we have funded our capital requirements with cash flows from operations. Cash flows provided by operating activities were $340,000 in fiscal 1998, $1.6 million in fiscal 1999, and $2.7 million in the first six months of fiscal 2000. In each of these periods, operating cash was provided primarily by net income and increases in accounts payable. These increases in cash flows were used primarily to fund increases in accounts receivable and inventories.

   Cash flows used in investing activities were $287,000 in fiscal 1998, $274,000 in fiscal 1999 and $1.1 million in the first six months of fiscal 2000. Cash flows used in investing activities in the first six months of fiscal 2000 related to our investment of $1.1 million for an approximately 1% interest in Chaparral Network Storage, Inc., a provider of Fibre Channel interfaces. We expect to incur capital expenditures of approximately $1.5 million for equipment and leasehold improvements associated with our move to a larger facility during the next 12 months.

   Cash used in financing activities in fiscal 1998 resulted from our repurchase of $219,000 of capital stock.

   We have a $750,000 unsecured bank line of credit that expires November 1, 2000, all of which was available as of December 31, 1999. Borrowings under this line of credit bear interest at the bank's reference rate plus 1.25%. Our bank's reference rate, a variable rate, was 8.5% at December 31, 1999. We intend to terminate this line of credit after the completion of this offering. We had no material commitments as of December 31, 1999.

   We believe that our existing cash and cash equivalents, net proceeds from this offering, and anticipated cash flows from our operating activities, will be sufficient to fund our working capital and capital expenditure needs for at least the next 12 months. We may utilize cash to invest in businesses, products or technologies that we believe are strategic. We regularly evaluate other companies and technologies for possible investment by us. In addition, we have made and expect to make investments in companies with whom we have identified potential synergies. However, we have no present commitments or agreements with respect to any material acquisition of other businesses or technologies.

Quantitative and Qualitative Disclosures About Market Risk

   We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We have no outstanding debt nor do we utilize derivative financial instruments. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

Introduction

   We design, develop, manufacture and sell automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. Tape libraries consist of cartridge tape drives, storage arrays of tape cartridges and robotics to move the tape cartridges from their storage locations to the tape drives under software control. Our tape libraries provide storage solutions for organizations requiring backup, recovery and archival storage of critical electronic information. Our tape libraries also can provide near-online storage as an alternative to disk drives. Our products are compatible with commonly used network operating systems, including UNIX, Windows NT, NetWare and Linux. Our tape libraries also are compatible with a wide range of storage management software packages, such as those supplied by Computer Associates, Hewlett-Packard, Legato, Tivioli and Veritas. We offer tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, and quarter inch cartridge tape drives and media. We recently announced tape libraries for the Linear Tape Open, or LTO, Ultrium tape drives and media. We will commence shipments of our LTO tape libraries once the tape drives become available from our supplier and have been qualified in our libraries.

   We sell our tape libraries worldwide, primarily to value added resellers, and original equipment manufacturers. These customers integrate our products with software from third party vendors to provide storage solutions, which they in turn resell to end users. We custom configure each of our libraries based on each customer's individual requirements, with a normal delivery time of one to three working days. This rapid fulfillment of customer orders allows us to minimize our inventory levels and compete effectively with the industrial distribution channels used by our competitors.

   Our six senior operations executives have worked in the computer and data storage industries for an average of more than 30 years each. Based on this experience, we have the ability to bring new products to market in response to changing market conditions and new opportunities as they arise. For example, we offer Fibre Channel, a new interface technology, as an option on most of our tape library models. In November 1999,we invested $1.1 million to acquire an approximately 1% interest in Chaparral Network Storage, Inc. We purchase products from Chaparral that we incorporate into our tape libraries to provide Fibre Channel connectivity.

   Qualstar was incorporated in California in 1984 to develop and manufacture IBM compatible 9-track reel-to-reel tape drives for the personal computer and workstation marketplace. In 1995, we entered the tape automation market with a series of tape libraries incorporating 8mm tape drives. Since that time, we have introduced a succession of tape library models designed to work with other tape drive technologies and tape media formats. Automated tape libraries and related products, such as tape drives and tape media, represented approximately 76.9% of revenues in fiscal 1999, and approximately 85.2% of revenues for the six months ended December 31, 1999. Sales of 9-track tape drives, services and other products accounted for the balance of our revenues.

Industry Background

   Storing, managing and protecting data has become critical to the operation of many enterprises as the world economy becomes increasingly information dependent. The data storage industry is growing in response to the increase in the amount of data that is generated and must be preserved. The amount of data has been increasing due to the growth in the number of computers, the number, size and complexity of computer networks and software applications, and the emergence of new applications such as image processing, e-commerce, Internet services, medical, video and motion picture image storage, and other multi-media applications. In addition, businesses continue to generate increasing amounts of traditional business information with respect to their products, customers and financial information. This increase in the amount of data that is generated stimulates increases in the demand for data storage and the management of this data.

 Factors Driving Growth in Data

   The following factors are contributing to the growth in data storage:

  . Increased demand from Internet and e-commerce businesses. The growth in the Internet and e-commerce has created businesses that depend on the creation, access and archival storage of data. As individuals and businesses increase their reliance on the Internet for communications, commerce and data retrieval, the need to utilize large databases will continue to grow rapidly.

  . Growth in new types of data. The growth in data is being fueled not only by the increase in information but also in the types of stored data. For example, storage of graphics, audio and MP3, video, medical and security images, and multi-media uses such as video on demand, require far greater storage capacity than text and financial data. Organizations increasingly depend on their ability to collect, access, use and transfer these new types of stored data to tape libraries for central automated storage, backup and retrieval.

  . Growth in the critical importance of data. Corporate databases contain useful information about customer records, order patterns and other factors that can be analyzed and transformed into a valuable asset and a competitive advantage. Efficiently storing, managing and protecting this information have become increasingly important to the value and success of many businesses. The usefulness of past and present data is further enhanced by new sophisticated data mining software applications that can access and analyze large databases.

  . Growth in network server computing applications and data. Enterprises have continued to expand the use of server-based personal computer networks and workstations. This development has shifted critical information and applications to network servers in order to allow more people to gain access to stored data as well as to create new data. As the speed of network computing has increased, numerous new applications have become feasible such as computer fax, e-mail and voicemail, all of which generate progressively more data. Organizations increasingly are aware of the need to protect this data as networks become a mission-critical element of many operations.

  . Decrease in the cost of storing data. The cost of storage on magnetic disk, optical disk and tape continues to decrease with advances in technology and improved manufacturing processes. The decrease in cost not only encourages the storage of more data, but also makes it less cost effective to remove old data than to add more storage capacity, contributing to greater storage demand for data which in the past may have been purged manually.

 Advances in Storage Management Technologies

   The growth in data and need for storage is contributing to an evolution in traditional storage solutions. New open standard technologies are designed to provide high-speed connectivity for data-intensive applications across multiple operating systems, including UNIX, Windows NT, NetWare and Linux. These new methods of storage and data management technologies include the following:

  . Fibre Channel. Fibre Channel is a new generation of interface technology based on industry standards for the connection of storage devices to networks. Interface is the term used to describe the electronics, cabling and software used to facilitate communications between devices. With Fibre Channel, users are better able to share stored information with other storage devices and servers over longer distances, with data transfer speeds at least 10 times faster than the most common interface technology in use today, thereby increasing the use of storage area networks.

  . Storage Area Networks. Storage area network, or SAN, architecture applies the inherent benefits of a networked approach to data storage applications, which allows data to move efficiently and reliably between multiple storage devices and servers. The benefits of SAN architecture also include increasing the expandability of existing storage solutions and providing a higher level of connectivity than currently exists with traditional technologies. Additionally, SANs are able to provide these benefits across multiple operating systems.

  . Advanced storage management software. The development of advanced storage management software has led to the use of tape as a lower-cost alternative to disk drives for on-line storage. This software automatically migrates infrequently accessed data to the lower cost storage medium such as a tape library. A user's request for this data at some later date will recall the data automatically from the tape library and put it back on the disk file for the user. This sometimes is referred to as near-online storage. This process reduces the overall storage cost by using the least expensive storage medium to save data that is not expected to be needed on a frequent basis. Advances in storage management software have increased the ability of businesses to store, manage and retrieve important data, which in turn allows businesses to operate more efficiently.

  . Network Attached Storage. Current storage devices are dependent on a file server for all commands and control. Network attached storage devices give storage devices file server functionality, which allow users to plug a storage library directly into a network without increasing demands on the file server or requiring a separate file server. This allows users to maintain, or even enhance, system performance while saving on both time and cost.

  . Internet-based storage backup. This solution allows individuals and enterprises to outsource their storage or backup of data on a cost-efficient basis through the services provided by Internet-based storage backup companies. Increased availability of high bandwidth Internet connections is a key enabler of this approach.

 Types of Data Storage

   Current non-volatile storage solutions are based primarily on three technologies: magnetic disk, optical disk and magnetic tape. Each of these solutions represents a compromise among a variety of competing factors including capacity, cost, speed, portability and data reliability. Magnetic tape remains the lowest cost storage medium of the three on a cost per megabyte basis, and the tapes are removable, which allows them to be transported easily to an off-site location for additional security. Magnetic and optical disks provide quicker access to stored data and generally are used when speed is paramount, thus justifying their higher cost.

   Less frequently used data often is migrated from high-cost magnetic or optical disks to lower-cost tape storage. Tape libraries provide a near-online solution, where less frequently used data files are stored on tapes instead of on disks. The storage of large amounts of data in an automated tape library is substantially less expensive than using multiple hard disk drives although access time to data on tape is typically tens of seconds as compared to milliseconds for data on disk.

 Tape Libraries and Applications

   Automated tape libraries speed the tape loading process, eliminate errors induced by human operators, and enhance security compared to tapes that must be retrieved and loaded manually. Tape libraries also are capable of being operated from a remote location or during off-hours when no attendant is on duty. Automated tape libraries are a key component of a network administrator's overall storage solution.

   Two key components of tape libraries, tape drives and tape media, continue to decrease in cost on a per megabyte basis. As prices decline, new applications for automated storage become justified, further increasing the number of applications that can benefit from the use of tape libraries. We believe that continued technological improvements in tape drives and tape media will further reduce overall storage costs in the future.

   Current and emerging applications for tape libraries include:

  . Automated backup. Backup is the creation of a duplicate copy of current data for the purpose of recovery in the event the original data is lost or damaged. An automated tape library, in conjunction with storage management software, can backup network data at any time without human intervention. A library with multiple tape drives can backup data using all of its drives simultaneously, thus significantly speeding up the recording process. Backup tapes can be removed from the library and stored in an off-site location for additional protection.

  . Archiving. Archiving is the storage of data for historical purposes. When important information is stored on tape, automated tape libraries, in conjunction with storage management software, can catalog tapes for future retrieval and prevent unauthorized removal or corruption of data by using password or key lock protection. Archival tapes provide a historic record for use in fraud detection, audit, legal and for other purposes. Tape libraries also are used for archiving because of the benefits offered by the tape medium, such as long-term data integrity, resistance to environmental contamination, ease of relocation and low storage cost.

  . Digital video. Digital recording of camera images for surveillance and security purposes is beginning to replace traditional analog VHS recording in mid-size to large installations such as airports, retail stores, government facilities and gaming operations. This is a growing and increasingly important market opportunity because tape libraries eliminate the need for operators to load, unload, store and retrieve the vast number of tapes created in these facilities. Library based systems index, store and play back the video images on demand, thereby reducing the recall time and cost of operation significantly when compared to traditional analog VHS recording and playback devices. Digital recording technology provides enhanced resolution and accommodates the recording of transactional data such as cash register receipts and credit card vouchers alongside the video image, which is not possible with VHS technology.

  . Image management. Storage-intensive applications such as satellite mapping and medical image management systems are turning to tape libraries because of the cost advantage over traditional storage methods. X-ray images or MRI results, for instance, must be kept on file for years. Tape library storage of a digitized image costs considerably less than storing a film copy, and can be recalled years later with considerably less effort.

 Distribution of Tape Library Products

   The requirements for storage solutions vary depending on the size of an enterprise, the type of data generated and the amount of data to be stored. With the increased dependence on stored data, most organizations, regardless of their size, have a heightened need for storage solutions that integrate devices such as tape drives, tape libraries and storage management software. Those organizations with sufficient in-house information technology resources can rely on their internal infrastructure and expertise to design, purchase and implement their own storage solutions. These organizations may elect to purchase equipment from distributors or directly from original equipment manufacturers. Many organizations, however, do not have sufficient in-house resources but often have the same need for data storage solutions. These organizations often look to value added resellers to design and supply their storage solutions.

   Value added resellers develop and install storage solutions for enterprises that face complex storage needs but lack the in-house capability of designing and implementing the proper solution or have chosen to outsource these functions. Typically, the value added reseller will select among a variety of different hardware technologies and storage management software options, as well as provide installation and other services, to deliver a complete storage solution for the end user. Value added resellers require rapid turnaround of orders, custom configuration of tape libraries, drop shipment to their customer's site, compatibility with multiple tape formats and storage management software, and marketing and technical support. We expect the market segment served by value added resellers to increase as the cost of tape library storage continues to decline and as more organizations choose to outsource their information technology functions.

   Original equipment manufacturers generally resell products made by others under their own brand name and typically assume responsibility for product sales, service and support. Original equipment manufacturers enable manufacturers to reach end users not served by other reseller distribution channels and to serve select vertical markets where specific original equipment manufacturers have exceptional strength. Original equipment manufacturers require special services such as product configuration control, extensive qualification testing, custom colors and private labeling.

Our Solution

   We offer storage solutions that respond to the growing data management challenges facing businesses today, while addressing the unique needs of value added resellers and original equipment manufacturers.

   We believe that high product reliability is essential to the end users of our products due to the critical nature of the data that is being stored and the frequent operation of backup systems during hours when personnel may not be available to respond to problems. To address these concerns, we emphasize quality and reliability in the design, assembly and testing of our products. Our tape libraries use a minimum number of moving parts. This approach reduces product failures, results in products that require little maintenance and simplifies the incorporation of new tape drive technologies.

   We have designed our libraries to be placed on the floor or on a table top without the need for a special equipment rack. We believe that this approach provides the lowest cost solution for the largest segment of our customer base.

   The technology utilized within automated tape libraries is continuously evolving due to advances in data recording methods, component cost reductions, advances in semiconductor and microprocessor technologies, and a general trend toward miniaturization in the electronics industry. This changing technology requires that we continuously develop and market new products in order to prevent our product lines from becoming obsolete. As an example, we recently completed development and commenced shipments of our Fibre Channel interface option that converts the internal small computer systems interface on our libraries to an external Fibre Channel interface. The small computer systems interface is an interface standard that provides an industry-wide definition of the interface shared between tape library devices and storage management software.

   Our tape libraries are compatible with over 30 third-party storage management software packages, such as those supplied by Computer Associates, Hewlet-Packard, Legato, Tivoli and Veritas. Storage management software enables network administrators to allocate the use of storage technologies among user groups or tasks, to manage data from a central location, and to retrieve, transfer and backup data between multiple workstations. We believe that storage management software is a crucial component of any automated storage installation, and the lack of compatibility is a significant barrier to entry for new tape library competitors. To ensure compatibility, our engineers work closely with the application software vendors during product development cycles. We do not have contracts with any application software vendors, nor do we need access to their software code to design our products. We maintain relationships with them by supplying evaluation tape libraries so they can qualify their software to work with our tape libraries and by evaluating their software for compatibility with our tape libraries. We also support our relationships with them by keeping them informed as to current and contemplated changes to our products and by referring business to them when value added resellers or end users inquire about software sources.

   We have focused our business primarily on supporting value added resellers and original equipment manufacturers as the most effective and profitable distribution channels for our tape libraries. Our solution is to offer our resellers reliable tape libraries, multiple tape format choices, and more attractive profit opportunities than do other tape library manufacturers. We custom configure each of our libraries based on the resellers' requirements, with a normal delivery time of one to three working days. Our solution for original equipment manufacturers is to offer them control over product design changes, qualification testing, custom colors and private labeling. We believe these factors enhance the resellers' and original equipment manufacturers' ability to sell our products and encourage them to remain loyal to Qualstar.

Strategy

   Our goals are to enhance our position as a supplier of automated tape libraries and to increase our market share in each of the tape formats in which we compete. To achieve these goals, we intend to:

  . Offer libraries for multiple tape drive technologies. We offer tape libraries for a range of tape drive technologies, including Advanced Intelligent Tape, DLT and quarter inch cartridge. We also have developed tape libraries based on the Linear Tape Open, or LTO, Ultrium tape media format and will offer these libraries when LTO tape drives become available. By offering products based on multiple tape drive technologies, we reduce our dependence on the success of any single technology and can offer products that target the specific preferences of resellers and their end-user customers.

  . Focus distribution on value added reseller channels. We sell our products primarily through selected value added resellers who have a strong market presence, have demonstrated the ability to work directly with end users, and who maintain relationships with major vendors of storage management software. Because we market our products primarily through this channel, we have implemented a variety of programs to support and enhance our relationships with our reseller partners. These programs are designed to increase the likelihood of closing a sale and to increase the reseller's profit margins. We intend to increase our marketing resources in support of this distribution channel. We conduct business with our value added resellers on an individual purchase order basis and no long-term commitments are involved. Additionally, there are no exclusive territories assigned to our value added resellers.

  . Maintain and strengthen original equipment manufacturer relationships. We sell our products to numerous companies under private label or original equipment manufacturer relationships. Original equipment manufacturer sales enable us to reach end users not served by our value added resellers. The same product characteristics that make our tape libraries attractive to value added resellers also are important to original equipment manufacturers. We will continue to pursue and develop opportunities with original equipment manufacturers. We conduct business with our original equipment manufacturer customers on an individual purchase order basis and no long-term commitments are used.

  . Develop libraries for new tape technologies. The tape drive industry continuously is developing new technologies. We will continue to monitor new product releases and design new libraries for those technologies that appear promising and meet our standards for capacity, quality and reliability.

  . Increase our rate of innovation. We plan to increase research and development resources in order to exploit emerging technologies and product opportunities. We intend to continue the expansion of our product lines to incorporate higher capacities and new technologies. For example, we are currently evaluating and plan in the future to develop products based on network attached storage technology.

   We believe that our experience, efficiency and strict control over the development and manufacturing of new products are key factors in the successful execution of our strategy. We design our tape libraries with a high percentage of common parts, use quality components and minimize the number of moving parts. We utilize proprietary techniques in the design, production and testing of our libraries in order to simplify the manufacturing process and reduce our costs. We produce all of our products at a single facility and control our inventory closely to provide rapid delivery to our customers. These steps allow us to design and bring to market new products rapidly in response to changing technology, as well as increase our profitability.

   In addition to our emphasis on developing tape libraries and continual improvement of our products through our research and development, we recently made an investment in a supplier of emerging and high technology components. In November 1999, we invested $1.1 million to obtain an approximately 1% ownership interest in Chaparral Network Storage, Inc. We recently incorporated Chaparral products into our tape libraries for applications that require Fibre Channel connectivity. We believe that Fibre Channel will replace the small computer systems interface as the primary interface for our larger tape libraries.

Products

 Tape Libraries

   We offer a number of tape library families, each capable of incorporating one or more tape drive technologies, as summarized in the following table:

                Models in                                               Maximum
   Product       Product                                Range of Tape Capacity in
   Family        Family   Type  Tape Drive Technology    Cartridges   Terabytes(1)
  --------------------------------------------------------------------------------
   TDS-1000(2)       3    QIC  Tandberg SLR32, SLR50      11 to 44         1.1
  --------------------------------------------------------------------------------
   TLS-4000         12    8MM  Sony AIT1, AIT2            12 to 360       18.0
                                   -----------------------------------------------
                               Ecrix VXA-1                12 to 360       11.8
                                   -----------------------------------------------
                               Exabyte Mammoth            12 to 126        2.5
  --------------------------------------------------------------------------------
   TLS-6000          7    DLT  Quantum DLT-4000, 7/8000   10 to 240        9.6
                                   -----------------------------------------------
                               Benchmark DLT-1            10 to 240        9.6
  --------------------------------------------------------------------------------
   TLS-8000(3)       7    LTO  Ultrium                    11 to 264       26.4

  (1) A terabyte is one million megabytes, or one thousand gigabytes. The table shows native capacity and excludes gains from data compression, which can increase capacity by more than 100%.

  (2) This is an original equipment manufacturer product and is not sold under the Qualstar brand name.

  (3) We have announced libraries for LTO Ultrium tape drives but will not begin production until tape drives are available and have been qualified in our libraries.

   Each tape library product family includes a number of models that differ in size, storage capacity, price and features. Our libraries are installed in network computing environments ranging from small departmental networks to enterprise-wide networks supporting hundreds of users. We believe that selling products for multiple tape drive technologies insulates us somewhat from the dynamics of the marketplace as various tape standards compete for market share. This helps our products appeal to the broadest possible range of end-user market segments. This wide range of products makes us a one-stop supplier for our value added reseller and original equipment manufacturer customers, enabling them to meet almost any end-user requirements for a specific tape format. Our wide range of products for competing tape drive technologies also helps to insulate us from the occasional supply shortages from tape drive manufacturers.

   Tape libraries generally contain two or more tape drives and from seven to thousands of tapes. We concentrate our product offerings in the middle segment range of 10 to 360 tapes. We design our tape libraries for continuous, unattended operation. Multiple tape drives allow simultaneous access to different data files by different users on the network, and increase the rate at which data can move on to, out of, or within the network. A library with multiple tape drives can back up data using all drives simultaneously, significantly speeding up the recording process. Within the library, tape cartridges typically are stored in removable magazines, allowing for bulk removal of the tapes. Most of our libraries also offer key features such as barcode readers to scan cartridge labels, and an input/output port for importing and exporting individual tapes under system control. Many of our library models are expandable after installation by increasing the number of tape storage positions. This feature provides the end user with the ability to increase data capacity as storage needs grow.

   We offer automated tape libraries with different data storage capacities and data transfer rates. We continue to develop and release new libraries to expand our product offerings in the direction of higher capacity and higher performance units. We believe this strategy has contributed to our increasing profit margins.

   Our tape libraries incorporate a number of specialized features that we believe improve reliability, serviceability and performance, including:

  . Rapid tape drive replacement. We design our libraries so that a tape drive can be replaced in a few moments without special tools. This feature minimizes the off-line time required when a tape drive must be replaced, and frequently avoids the high cost and delays of a service call.

  . Inventory Sentry. This feature allows the library to be opened to inspect the tape cartridges visually without forcing the unit off-line for an unnecessary inventory cycle of all cartridges.

  . Fibre Channel connectivity. We offer a Fibre Channel option on most of our models to meet the needs of data-intensive applications requiring a high performance interface.

  . Partitioning options. Partitioning is the segmentation of a single library into multiple units to make several servers operate as though each has exclusive use of a dedicated library. We offer a wide selection of partitioning options for our tape libraries. Partitioning often saves the customer the cost of purchasing multiple small libraries when one larger one is sufficient.

  . Closed-loop servo control. Our tape libraries use closed-loop servo control for robotic motion to provide precise tape handling. By combining this with an all lead-screw construction, tape motion is smooth, repeatable and highly reliable.

  . Brushless motors. We use only brushless electric motors in our tape libraries. Motors are a key component in any robotic system. Brushless motors provide longer life and less electrical noise compared to conventional brush-type motors. We build our own motors in order to obtain optimum performance, reliability and efficiency.

  . Filtered, positive-pressure air systems. Our libraries use a filtered, positive-pressure air system to reduce dust substantially and maintain a high level of media integrity. Because the smallest dust particles are capable of causing data errors, maintaining a clean environment extends the life and reliability of our libraries.

   We design our tape libraries to be placed on the floor or on a table top without the need for a special equipment rack. If requested, we provide our customers with an adapter kit for mounting in a rack. Other manufacturers design libraries primarily for rack-mounting, and supply an adapter for table-top use. We have chosen our approach to distinguish ourselves from many of our competitors. We believe that this approach provides the most convenient and lowest cost solution for the largest segment of our customer base.

 Other Products

   We have manufactured 9-track auto-loading reel-to-reel tape drives since 1990. These units are compatible with IBM tape format standards and have served over the years as a data interchange medium. Demand for 9-track tape drives has been declining over many years, and we expect overall demand for 9-track tape drives to continue to decline in the future. In addition to our tape libraries and 9-track tape drives, we sell ancillary products such as tape media, tape magazines, host interface adapters, cables, bar code labels and adapters for rack mounting our products.

Sales and Marketing

 Sales

   We sell our tape library products primarily through value added resellers. Our direct sales force usually will initiate contact with value added resellers who might be likely candidates to sell our tape libraries. We strive to develop relationships with resellers who have expertise in storage management applications, established relationships with end users and the experience to understand and respond to their customers' needs.

   We believe that by selling directly to value added resellers, we have an advantage over competitors who force resellers to purchase through an industrial distributor and who sometimes sell directly to end users, thereby competing with the resellers. Some of the advantages of this strategy include the following:

  . Higher profit margins. By avoiding the extra distribution markup, higher profit margins are available to be shared by both us and the reseller.

  . Custom configurations. By circumventing the distribution step, we are able to offer custom configurations of our products, such as special paint, private branding and non-standard interface options, on very short notice.

  . Channel conflicts avoided. We refer all end-user inquiries to our reseller partners. Because they know that we will not sell directly to the end user, there is an attitude of cooperation between the reseller and us. Frequently, our sales representatives make end-user visits with the reseller to answer questions or help close the sale.

  . Credit. We typically extend credit to resellers if they meet our credit requirements. This is a service not easily obtained from industrial distributors.

  . Rapid delivery. We generally ship a product to the reseller within one to three working days of confirming an order, rivaling the delivery time of many distributors.

   We have relationships with over 100 value added resellers, and approximately 30 independent storage management software vendors. Our sales are made on an individual purchase order basis.

   Although we sell our tape libraries primarily to value added resellers, we believe that original equipment manufacturers are important to our business. We strive to work with original equipment manufacturers early in the product development cycle so that we can obtain valuable product development feedback. The sales cycle for original equipment manufacturers generally encompasses six months to one year and involves extensive product and system qualification testing, evaluation, integration and verification. Most of our sales of automated tape libraries to original equipment manufacturers are in the surveillance industry, primarily to Loronix Information Systems. Original equipment manufacturers account for the majority of sales of our 9-track tape drives. Original equipment manufacturers typically assume responsibility for product sales, service and support.

   Because we rely heavily on the success of our value added reseller and original equipment manufacturer customers, we depend on their ability to market, sell and distribute our products effectively. Our revenues could decline if we fail to execute our distribution strategy successfully or if our value added reseller and original equipment manufacturer customers do not implement their own strategies successfully.

   Our sales are spread across a broad customer base, with our two largest customers accounting for approximately 25.7% of revenues during fiscal 1999 and approximately 30.7% of revenues during the six months ended December 31, 1999. Loronix Information Systems, our largest customer, accounted for 17.0% of revenues in fiscal 1999, and 23.4% of revenues in the six months ended December 31, 1999.

   All of our international sales efforts currently are directed from our offices in Canoga Park, California. We intend to continue to develop our international markets and create additional outlets for our products. We plan to hire sales personnel in foreign markets and open a sales office in Europe. All of our international sales are denominated in U.S. dollars. Sales to customers located outside the United States were $3.8 million, or 24.9% of revenues in fiscal 1997, $5.1 million, or 26.4% of revenues in fiscal 1998, $7.1 million, or 24.0% of revenues in fiscal 1999, and $5.0 million, or 22.2% of revenues in the six months ended December 31, 1999.

 Marketing

   We support our sales efforts with a broad array of marketing programs designed to generate brand awareness, attract and retain qualified value added resellers and inform end users about the advantages of our products. We provide our resellers with a full range of marketing materials, including product specifications, sales literature, software connectivity information and product application notes. We train our resellers how to sell our products and how to answer customers' questions. We advertise in key network systems publications such as SYS Admin, Infostor, Windows NT and others, and participate in trade shows. We display our products under the Qualstar brand name at the fall COMDEX trade show, and participate in other trade shows in partnership with our principal suppliers and resellers. We support our marketing and customer service with a website that features comprehensive marketing and product information.

   Another element of our marketing plan is our lead registration program. This program awards value added resellers that uncover sales opportunities and promote our products to the end user. In exchange for this effort, the reseller is rewarded with a higher profit margin on that particular sale. The lead registration program gives our reseller partners an advantage over their competitors who purchase from industrial distribution channels.

   Our direct sales force conducts seminars targeting end users, often with a sales representative from one of the storage management software vendors. In addition, we conduct sales and technical training classes for our resellers. We also conduct various promotional activities for resellers and end users, including product-specific rebates, and certificates for free merchandise. We intend to enhance and enlarge our marketing program following completion of this offering.

Customer Service and Support

   We believe that strong customer service and support is an essential aspect of our business. Our customer service and support efforts consist of the following components:

  . Technical support. Our technical support personnel are available Monday through Friday during normal business hours. Technical support personnel are available to all customers at no charge by telephone, facsimile and e-mail to answer questions and solve problems relating to our products. Our technical support personnel are trained in all aspects of our products. Our support staff is located at our headquarters in Canoga Park, California. In addition to our in-house support staff, we offer a third-party technical support help desk to provide assistance outside of normal business hours. We sell service contracts for on-site service of our tape libraries installed within the United States, which are fulfilled by IBM.

  . Sales engineering. Our engineers provide both pre- and post-sales support to our resellers. Systems engineers typically become involved in more complex problem-solving situations involving interactions between our products, third-party software, network server hardware and the network operating systems. Systems engineers work with resellers and end users over the telephone and, in certain situations, visit the customer's site.

  . Training. We offer a product maintenance training program for both our value added reseller and original equipment manufacturer maintenance personnel. We conduct our training classes at our headquarters, as well as on-site at the locations of our value added resellers or original equipment manufacturers. We also provide videotape of the training classes when it is more practical.

  . Warranty. The standard warranty period on our tape libraries is three years. During the first year we offer immediate replacement of defective products at no charge, subject to availability and credit approval of the end user. The customer is responsible for returning the defective product to us in a timely manner without damage. After the first year, the customer must first ship the tape library to our factory, where we will service the product during the warranty period at no charge. We offer out-of-warranty factory service at a flat fee plus applicable taxes, duties and transportation costs. On library tape drives, we pass the manufacturer-provided warranty on to our reseller. Our 9-track tape drives are warranted for a period of one year. On-site service for library products is available within the United States for an extra charge. We contract with outside service providers to supply on-site service.

   Revenues from the sale of on-site service contracts and out-of-warranty repair have not been significant.

Manufacturing and Suppliers

   We manufacture all of our products at our facility in Canoga Park, California. We currently operate three assembly lines during one daily eight-hour shift. As needs require, we have the ability to add a second or third shift to increase our manufacturing capacity.

   In order to respond rapidly to sales orders, we build our tape libraries to a semi-finished state in advance of receipt of an order, perform full testing and then place the tape libraries in a holding area until an order is received. Once an order is confirmed, we remove the unit from the holding area, install tape drives and configure the unit to meet the specific requirements of the order, retest and then ship.

   The manufacturing cycle to bring the tape libraries to a semi-finished state is approximately five working days. We believe that this capability represents an effective way to minimize our inventory levels while maintaining the ability to fill specific customer orders in short lead times. We coordinate inventory planning and management with suppliers and customers to match our production to market demand. Once we confirm a product order, we generally ship the product to the customer within one to three working days. We believe this response time is among the fastest in the industry, and gives us a competitive edge. Because we fill the majority of our orders as they are received, our backlog generally is small and is not indicative of future sales.

   We select our suppliers carefully based on their ability to provide quality parts that consistently meet our specifications and volume requirements. Inventory planning and management is coordinated closely with suppliers to match our production needs. Most of the components assembled into our libraries are standard off-the-shelf parts, which reduces the risk of part shortages and allows us to maintain inventory of these parts at a minimum. A number of our component parts are not available off the shelf, but are designed to our specifications for integration into our products.

   Tape drives and tape recording media are available only from a limited number of suppliers, some of which are sole-source providers. One of our suppliers competes with us by selling its own tape libraries. The risk of allocation is greater upon the introduction of a new tape drive technology. Any disruption in supplies of tape drives or tape media could delay shipments of our products. We have experienced only one situation involving a limited supply of components. Since January 1999, Sony Electronics, Inc., our sole-source supplier of Advanced Intelligent Tape drives and tape media, has been unable to provide us with sufficient quantities of 50 gigabyte tape media to meet our order volume. During this period, our customers generally have not delayed purchases of Advanced Intelligent Tape libraries from us because of this shortage, but have accepted delivery of tape libraries with a partial shipment of 50 gigabyte tape media or have accepted 36 gigabyte tape media, which was available.

Competition

   The market for automated tape libraries is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Because we offer a broad range of libraries for different tape drive technologies, we tend to have a large number of competitors that differ depending on the particular format and performance level. In addition, because of growth in our marketplace, we anticipate increased competition from other sources, ranging from emerging to established companies, including large original equipment manufacturers, to foreign competition. We compete in a segment of the overall tape library market that focuses on small to mid-range network computing environments. Our principal competitors in this market segment include Advanced Digital Information Corporation, Exabyte, Overland Data, Breece Hill Technologies and Spectra Logic. Based on revenues, we believe Advanced Digital Information Corporation has a dominant share of this market segment, followed by Exabyte and Overland Data. We estimate that we currently have approximately 7% of this market segment.

   Many of our competitors have substantially greater financial and other resources, better name recognition, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than we do. Our competitors may develop new technologies and products that are more effective than our products. We are not ISO-9000 certified, unlike some of our competitors, which may limit some customers' ability to purchase our products. However, we do not believe that our current determination not to seek ISO-9000 certification has affected our sales to date.

   As a greater number of competitors introduce products in a particular tape drive technology, the increased competition normally results in price erosion, a reduction in gross margins and a loss of market share for all competitors. We cannot assure you that we will be able to compete successfully against either current or potential competitors or that competition will not cause a reduction in our sales or profit margins. We believe that our ability to compete depends on a number of factors, including the success and timing of new product developments by us and by our competitors, compatibility of our products with a broad range of computing systems, product performance, reliability, price, and customer support. Specifically, we believe that the principal competitive factors in the selection of a tape library include:

  . reliability of the robotic assembly that handles the tape cartridges;

  . initial purchase price;

  . storage capacity;

  . speed of data transfer;

  . compatibility with existing network operating systems and storage management software;

  . after-sale expandability of a tape library to meet increasing storage requirements;

  . expected product life and cost of maintenance between failures; and

  . physical configuration and power requirements of the library.

We believe our tape libraries compete favorably overall with respect to these factors.

Research and Development

   Our research and development team consists of seven people who average over 25 years of data storage and related industry experience. This team has developed 29 separate tape library models for four different tape formats over the last five years. Our research and development efforts rely on the integration of multiple engineering disciplines to generate products that meet market needs in a competitive and timely fashion. Successful development of automated tape libraries requires the integration of firmware design, which is the embedded systems software that controls the robotic movement within the library, mechanical design, electronic design and engineering packaging into a single product. Product success also relies on the engineering team's thorough knowledge of each of the different tape drive technologies, as well as SCSI and Fibre Channel interface technologies.

   We frequently develop new products in response to the availability of an enhanced or new tape drive technology. As tape drive manufacturers compete in the marketplace, they continually invest in research and development to gain performance leadership either by offering increasingly enhanced versions of their current tape drive products or by introducing an entirely new tape drive technology. We benefit from these industry developments by utilizing the new technology in our products. Our engineers work closely with various tape drive manufacturers through the drive development cycle to assure that reliable tape library and tape drive combinations are brought to market.

   The engineering of our tape libraries to utilize common parts across product families gives us the ability to develop and introduce new products quickly. If a new tape drive is an advanced version of one already incorporated in one or more of our products, our time and dollar investment to incorporate the new drive can be relatively small, with the focus being on verification testing. When the form factors differ, the time and investment requirements can grow substantially, and may require development of a new product altogether.

   We also develop new products as we identify emerging market needs. Our sales and marketing, product development and engineering teams identify products to fulfill customer and marketplace needs. Our research and development team concentrates on leveraging previous engineering investments into new products. For example, our firmware is based on successive generations of the operating system developed for our first library. We also use common parts in our different library series, and leverage our electro-mechanical and electronic hardware technology from previous products into next generation designs. In some cases, entire subassemblies are transferable, leveraging not only engineering time but also materials purchasing, inventory stocking and manufacturing efforts.

   Our research and development expenses were $916,000 in fiscal 1997, $894,000 in fiscal 1998, $925,000 in fiscal 1999, and $507,000 in the first six months of fiscal 2000. We anticipate increasing our spending on research and development in the future.

Intellectual Property

   We rely on copyright protection of our firmware, as well as patent protection for some of our designs and products. We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property provides significant protection from competition. We believe that, because of the rapid pace of technological change in the tape storage industry, patent, copyright, trademark and trade secret protection are less significant than factors such as the knowledge, ability and experience of our personnel, new product introductions and product enhancements. In addition, we believe that establishing and maintaining good relationships with value added resellers and original equipment manufacturer customers, and the compatibility of many storage management software applications with our products, are the most significant factors protecting us from new competitors. In addition, we enter into nondisclosure agreements with our development engineers to protect our technology and designs. However, we do not believe that such protection can preclude competitors from developing substantially equivalent or superior products.

Employees

   As of January 31, 2000, we had 81 full-time employees, including 52 in manufacturing, 7 in research and development, 2 in customer service, 13 in sales and marketing, and 7 in finance and administration. We also employ a small number of temporary employees and consultants as needed. We are not a party to any collective bargaining agreement or other similar agreement. We believe that we have a good relationship with our employees.

Facilities

   All of our operations are housed in a single building containing approximately 28,000 square feet located in Canoga Park, California. Our lease on this facility expires in January 2001, but we have the right to terminate our lease on 90 days notice. The rent on this facility is $15,000 per month. We currently are seeking a larger facility to occupy upon the termination of this lease. We may fail to locate a suitable facility or begin operations in a new facility either on time or within budget. If we fail to execute this move successfully, sales may be delayed and our operational efficiencies and product quality could suffer.

Legal Proceedings

   We may be involved in legal proceedings from time to time in the ordinary course of business. However, there currently are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information as of January 21, 2000 with respect to each person who is an executive officer or director of
Qualstar:

                Name               Age                Position
                ----               ---                --------
   William J. Gervais.............  57 Chief Executive Officer, President and
                                       Director
   Richard A. Nelson..............  56 Vice President of Engineering,
                                       Secretary and Director
   Matthew Natalizio..............  44 Vice President and Chief Financial
                                       Officer
   Daniel O. Thorlakson...........  57 Vice President of Operations
   Robert K. Covey................  52 Vice President of Marketing
   Bruce E. Gladstone(1)(2).......  64 Director
   Robert E. Rich.................  49 Director
   Trude C. Taylor(1)(2)..........  78 Director
   Robert T. Webber(1)(2).........  58 Director

--------
(1) Member of the audit committee
(2) Member of the compensation committee

   William J. Gervais is a founder of Qualstar and has been our President and a director since our inception in 1984, and was elected Chief Executive Officer in January 2000. From 1984 until January 2000, Mr. Gervais also served as our Chief Financial Officer. From 1981 until 1984, Mr. Gervais was President of Northridge Design Associates, Inc., an engineering consulting firm. Mr. Gervais was a co-founder, and served as Engineering Manager from 1976 until 1981, of Micropolis Corporation, a former manufacturer of hard disk drives. Mr. Gervais earned a B.S. degree in Mechanical Engineering from California State Polytechnic University in 1967.

   Richard A. Nelson is a founder of Qualstar and has been our Vice President of Engineering, Secretary and a director since our inception in 1984. From 1974 to 1984, Mr. Nelson was self employed as an engineering consultant specializing in microprocessor technology. Mr. Nelson earned a B.S. in Electrical Engineering from California State Polytechnic University in 1966.

   Matthew Natalizio was hired as our Vice President and Chief Financial Officer in January 2000. Prior to joining Qualstar, Mr. Natalizio served as Vice President of Finance and Treasurer from 1994 until 1998, and as Vice President, Operations Support from 1998 through 1999, of Superior National Insurance Group, Inc. From 1988 until 1994, Mr. Natalizio was a Senior Audit Manager for KPMG Peat Marwick LLP. From 1983 through 1988, Mr. Natalizio was an Audit Manager for Ernst & Whinney. Mr. Natalizio received a B.A. degree in Economics from the University of California, Los Angeles in 1977 and became a C.P.A. in 1985.

   Daniel O. Thorlakson has been our Vice President of Operations since 1988. From 1983 to 1987, Mr. Thorlakson was President of Qualitech Business Systems, a value added reseller of computer systems, networks and software. Mr. Thorlakson earned a B.S. degree in Mechanical Engineering from the University of Detroit in 1966.

   Robert K. Covey has been our Vice President of Marketing since 1994. From 1986 to 1993 Mr. Covey was regional manager of ATG Cygnet, an optical disk library firm. From 1982 to 1985, Mr. Covey served as national sales manager at Micropolis Corporation, a disk drive manufacturer. Mr. Covey attended Butler University from 1965 to 1968.

   Bruce E. Gladstone has been a director of Qualstar since 1994. In 1997, Mr. Gladstone was founder of ComCore Semiconductor, a manufacturer of fabless semiconductors, and served as its Vice President and a director from 1997 until 1998. From 1996 until 1997, Mr. Gladstone was a consultant in the area of high technology startup companies. In 1990, Mr. Gladstone co-founded Chronology Corporation and served as an executive officer and director from 1990 until 1995. During the period 1974 through 1990, Mr. Gladstone founded and served as chief executive officer or president of three companies providing electronic engineering and software development tools. Mr. Gladstone began his career in electrical engineering and received B.S. and M.S. degrees in Engineering from the University of California, Los Angeles in 1957 and 1962.

   Robert E. Rich has served as a director of Qualstar since January 2000. Mr. Rich has been engaged in the private practice of law since 1975 and has been a shareholder of Stradling Yocca Carlson & Rauth, legal counsel to Qualstar, since 1984. Mr. Rich received a B.A. degree in Economics from the University of California, Los Angeles in 1972 and his J.D. degree from the University of California, Los Angeles in 1975.

   Trude C. Taylor served as a director of Qualstar from October 1989 until December 1995, and rejoined our board in January 2000. Since 1984, Mr. Taylor has been a principal of TC Associates, a private investment firm. Mr. Taylor served as Chairman of the Board, Chief Executive Officer and a director of Zehntel Corporation, an automatic electronic test equipment manufacturer, from 1984 until 1988. Mr. Taylor was a founder and served as Chief Executive Officer, President and a director of EM&M Corporation, a computer components and memory products company, from 1961 until 1984, and served as its Chairman of the Board from 1984 until 1986. Mr. Taylor served on the board of directors of Xylan Corporation until it was acquired by Alcatel S.A. in 1999, and currently serves on the boards of directors of Plantronics, Inc. and DensePac Microsystems, Inc. Mr. Taylor also serves as a trustee of Harvey Mudd College, and as an arbitrator for the New York Stock Exchange and the National Association of Securities Dealers, Inc. Mr. Taylor received a B.S. degree in Mechanical Engineering from the University of California, Los Angeles in 1949, and an M.B.A. degree from Harvard University in 1951.

   Robert T. Webber has served as a director of Qualstar since January 2000. Prior to his retirement in 1999, Mr. Webber was employed for 32 years by Lockheed-Martin Skunk Works and its predecessors, where he served in various positions, most recently as Chief Engineer and Division Manager for the Systems Requirements & Analysis Division. Mr. Webber currently serves on the executive board of the National Defense Industrial Association's Combat Survivability Division, a professional trade association. Mr. Webber received a B.S. degree in Engineering from the University of California, Los Angeles in 1963 and an M.B.A. degree from Pepperdine University in 1971.

Board Composition

   Our board of directors currently consists of six directors. Each director serves a term of one year. Each director serves the term for which he is elected until the election and qualification of his successor or until his resignation or removal, whichever comes earlier.

   Our board of directors currently has two committees, a compensation committee and an audit committee. The compensation committee consists of Bruce
E. Gladstone, Trude C. Taylor and Robert T. Webber. The compensation committee reviews and recommends the salaries and bonuses of our officers, establishes compensation and incentive plans, and determines other fringe benefits.

   The audit committee consists of Trude C. Taylor, Bruce E. Gladstone and Robert T. Webber. The audit committee recommends engagement of our independent public accountants and is primarily responsible for approving the services performed by our independent accountants and for reviewing and evaluating our accounting principles and our system of internal controls.

Director Compensation

   Non-employee directors receive $1,500 per quarter as compensation for their services on the board, and are reimbursed for expenses incurred in connection with attendance at board meetings. We have in the past granted non-employee directors options to purchase shares of our common stock pursuant to our 1985 Stock Option Plan. Directors are eligible to receive options and rights to purchase restricted stock under our 1998 Stock Incentive Plan. In January 2000, we granted to each of our four non-employee directors the right to purchase 54,000 shares of restricted stock at a price of $2.78 per share, which each director purchased with a full-recourse promissory note. We have the right to repurchase a director's restricted shares at the original purchase price upon termination of his service for any reason. Our repurchase right lapses and the director's shares vest at the rate of 25% per year of service following the date of grant. See "Certain Relationships and Related Transactions."

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

   Our board of directors established the compensation committee in January 2000. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Executive Compensation

   The following table summarizes all compensation earned by our Chief Executive Officer and the three other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal year ended June 30, 1999. These individuals are referred to as our named executive officers in other parts of this prospectus. The amounts shown below under "All Other Compensation" represent matching contributions under our 401(k) plan.

                           Summary Compensation Table

                                                       Long Term
                                                  Compensation Awards
                                                  -------------------
                             Annual Compensation      Securities
                             --------------------     Underlying       All Other
Name and Principal Position    Salary     Bonus       Options (#)     Compensation
---------------------------  ---------- --------- ------------------- ------------
William J. Gervais......     $  138,400 $  25,000         --                --
 Chief Executive Officer
  and President


Richard A. Nelson.......        126,720    15,000         --             $1,354
 Vice President of
  Engineering


Daniel O. Thorlakson....        155,600    20,000         --              1,434
 Vice President of
  Operations


Robert K. Covey.........        152,540    10,000         --              1,483
 Vice President of
  Marketing

Option Grants

   We did not grant any stock options to our named executive officers during the fiscal year ended June 30, 1999.

   On January 14, 2000, we granted options to four of our employees to purchase a total of 137,700 shares of our common stock at an exercise price of $2.78 per share. This amount includes an option to purchase 97,200 shares granted to our newly-hired Chief Financial Officer, Matthew Natalizio. These options were granted under our 1998 Stock Incentive Plan, have a term of ten years and vest at a rate of 25% per year over four years following the date of grant.

Options Exercised and Fiscal Year-End Values

   The following table sets forth the number and value of unexercised options held by our named executive officers as of June 30, 1999. The value of unexercised in-the-money options at June 30, 1999 represents an amount equal to the difference between the assumed initial public offering price of $11.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. None of our named executive officers exercised any options during the fiscal year ended June 30, 1999.

              Aggregated Option Exercises in Last Fiscal Year

                     and Fiscal Year-End Option Values

                         Number of Securities Underlying           Value of Unexercised
                         Unexercised Options at June 30,          In-the-Money Options at
                                      1999                             June 30, 1999
                         ------------------------------------    -------------------------
Name                      Exercisable         Unexercisable      Exercisable Unexercisable
----                     -----------------   ----------------    ----------- -------------
William J. Gervais......          -                  -                   -         -
Richard A. Nelson.......          -                  -                   -         -
Daniel O. Thorlakson....          -                  -                   -         -
Robert K. Covey.........     194,400                 -           $2,088,000        -

Stock Option Plans

 1985 Stock Option Plan

   Our 1985 Stock Option Plan was adopted by our board of directors in March 1985, approved by our shareholders in October 1985, and amended several times thereafter. The 1985 plan provided for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code as well as nonqualified options, to purchase up to 1,350,000 shares of our common stock. The 1985 plan expired on March 27, 1995. As of January 31, 2000, options to purchase 194,400 shares of our common stock remained outstanding under the 1985 plan.

 1998 Stock Incentive Plan

   Our 1998 Stock Incentive Plan was adopted by our board of directors in February 1998, approved by our shareholders in March 1998, and was amended in January 2000. The 1998 plan provides for the grant to employees of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonqualified stock options and stock purchase rights to employees, directors, consultants and other service providers.

   A total of 1,215,000 shares of common stock have been authorized for issuance under the amended 1998 plan. As of January 31, 2000, options to purchase 229,500 shares were issued and outstanding, 216,000 shares of restricted stock had been sold, and 729,000 shares remained available for the grant of additional options and stock purchase rights under the 1998 plan.

   Our board of directors or a committee of the board administers the 1998 plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or share purchase rights granted, including the exercise price, the number of shares subject to each option or share purchase right, the exercisability of the options and the form of consideration payable upon exercise.

   The exercise price of stock options, and the purchase price of restricted stock, must be not less than the fair market value of a share of our common stock on the date of grant, or 110% with respect to incentive stock options granted to optionees who own more than 10% of our outstanding common stock. Options expire no later than ten years from the date of grant, or five years with respect to incentive stock options granted to optionees who own more than 10% of our outstanding common stock. Options generally are nontransferable, other than upon death by will and the laws of descent and distribution.

   In the case of stock purchase rights, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights generally grants us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements generally is the original price paid by the purchaser and may be paid by cancellation of any indebtedness owed by the purchaser to us. The repurchase option lapses at a rate that the administrator determines.

   In the event a "change in control" of Qualstar occurs, all outstanding options immediately will become exercisable in full, and our right to repurchase shares of restricted stock will expire, immediately prior to the change in control. However, if the company acquiring us assumes outstanding options, vesting of options will not accelerate and our repurchase right with respect to restricted stock will not expire unless the person holding an option or restricted stock thereafter is terminated involuntarily.

   For purposes of the 1998 plan, a "change in control" of Qualstar will be deemed to have occurred, among other things, upon:

  . the sale or other disposition of substantially all of our assets;

  . the approval by our shareholders of a plan or proposal for the liquidation or dissolution of Qualstar;

  . a merger or consolidation to which we are a party if our shareholders immediately prior to the merger or consolidation beneficially own, immediately after the merger or consolidation, securities of the surviving corporation representing 50% or less of the combined voting power of the surviving corporation's then outstanding securities; or

  . any person becoming the beneficial owner of more than 50% of the voting power of our outstanding securities.

   Unless terminated sooner, the 1998 plan will terminate automatically in 2008. In addition, we have the authority to amend, suspend or terminate the 1998 plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1998 plan without the optionee's written consent.

 401(k) Plan

   We maintain a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Contributions by participants or by us to the 401(k) plan, and income earned on plan contributions, generally are not taxable to the participants until withdrawn, and we may deduct our contributions when we make them. Employees that are 21 years or older become eligible to participate in the 401(k) plan on the first anniversary of their employment with us. Eligible participants may elect to reduce their current compensation up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,500, and have such reduction contributed to the 401(k) plan. We may make matching contributions to the 401(k) plan on behalf of eligible participants at a rate of 25% of up to 6% of the amount contributed by eligible participants. The amount of our contribution on behalf of an eligible participant vests at the rate of 20% per year. The trustees of the 401(k) plan invest the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitations of Liability and Indemnification Matters

   Our restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under the California General Corporation Law, a director's liability to a company or its shareholders may not be limited:

  . for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

  . for acts or omissions that a director believes to be contrary to our best interests or the best interests of our shareholders or that involve the absence of good faith on the part of the director;

  . for any transaction from which a director derived an improper personal benefit;

  . for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders;

  . for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders;

  . under Section 310 of the California General Corporation Law concerning contracts or transactions between us and a director; or

  . under Section 316 of the California General Corporation Law concerning directors' liability for approving improper dividends, loans and guarantees. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to us or our shareholders.

   Our restated articles of incorporation also authorize us to indemnify our "agents," as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, our Bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, indemnify persons whom we are not obligated to indemnify. Our Bylaws also allow us to enter into indemnity agreements with individual directors, officers, employees and other agents. We have entered into indemnity agreements with all of our directors and executive officers that provide the maximum indemnification permitted by law.

   These agreements, together with our Bylaws and Restated Articles of Incorporation, may require us, among other things, to indemnify our directors or executive officers, other than for liability resulting from willful misconduct of a culpable nature, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California General Corporation Law and our Bylaws provide for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities, including reimbursement of expense incurred, arising under the Securities Act of 1933.

   We are not aware of any pending litigation or proceeding involving our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   We intend to obtain directors' and officers' liability insurance prior to the effectiveness of this offering.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In January 2000 each of our four non-employee directors purchased 54,000 shares of restricted stock pursuant to our 1998 Stock Incentive Plan at a price of $2.78 per share, which was the fair market value of our stock on the date of grant as determined by our board of directors. Each director paid for his shares with a full-recourse promissory note in the amount of $150,000, secured by a pledge of the purchased shares. Payments of principal on the notes are due in four equal annual installments commencing on the second anniversary of the date of the note. Interest on the notes accrues at the rate of 6.21%, and is payable annually.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of January 31, 2000, and as adjusted to reflect the sale of common stock offered in this offering for:

  . each person (or group of affiliated persons) who we know beneficially owns more than 5% of our common stock;

  . each of our directors;

  . each of the named executive officers;

  . each shareholder who is selling shares of common stock in this offering;
    and

  . all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that currently are exercisable or exercisable within 60 days of January 31, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. The percentage of shares beneficially owned prior to the offering is based on 9,525,959 shares of common stock outstanding as of January 31, 2000. The percentage of shares beneficially owned after the offering is based on 12,525,959 shares and assumes no exercise of the underwriters' over-allotment option. The address for those individuals for which an address is not otherwise indicated is: c/o Qualstar Corporation, 6709 Independence Avenue, Canoga Park, California 91303.

                                Shares
                             Beneficially                 Shares Beneficially
                            Owned Prior to                    Owned After
                               Offering       Number of        Offering
                           ----------------- Shares Being -----------------------
Name of Beneficial Owners   Number   Percent   Offered      Number     Percent
-------------------------  --------- ------- ------------ ------------ ----------
William J. Gervais.......  3,119,850  32.8%    131,000       2,988,850     23.9%
Richard A. Nelson........  2,247,750  23.6      95,000       2,152,750     17.2
Daniel O. Thorlakson.....    548,100   5.8      24,000         524,100      4.2
Robert K. Covey(1).......    194,400   2.0          --         194,400      1.5
Bruce E. Gladstone(2)....     54,000   0.6          --          54,000      0.4
Robert E. Rich(2)........    131,400   1.4          --         131,400      1.0
Trude C. Taylor(2).......    160,920   1.7          --         160,920      1.3
Robert T. Webber(2)......    108,000   1.1          --         108,000      0.9
All directors and
 officers as a group (9
 persons)(3).............  6,564,420  68.2                   6,314,420     50.0

--------

(1) Includes 97,200 shares issuable upon exercise of an option held by Mr. Covey which is exercisable within 60 days of January 31, 2000.

(2) Includes 54,000 shares that we have the right to repurchase if the shareholder's service on our board of directors terminates. Our repurchase right lapses in four equal annual installments commencing January 14, 2001.

(3) Includes an aggregate of 97,200 shares issuable upon exercise of options held by these individuals which are exercisable within 60 days of January 31, 2000, and 216,000 shares subject to a right of repurchase in favor of Qualstar which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

Common Stock

   Upon completion of this offering, we will have 12,525,959 shares of common stock outstanding. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

   The following summarizes the rights of holders of our common stock:

  . each holder of common stock is entitled to one vote per share on all matters to be voted upon by the shareholders;

  . subject to preferences that may apply to shares of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such lawful dividends as may be declared by the board of directors;

  . upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

  . there are no redemption or sinking fund provisions applicable to our common stock; and

  . there are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

   We will not have any shares of preferred stock outstanding at the completion of this offering. However, our restated articles of incorporation authorize our board of directors, without shareholder approval, to issue our preferred stock in one or more series and to fix the rights, preferences and privileges thereof. Among other rights, the board of directors may determine, without further vote or action by our shareholders:

  . the number of shares and the designation of any series;

  . the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

  . whether the series will have conversion privileges and if so, the terms and conditions of conversion;

  . whether or not the shares of the series will be redeemable or exchangeable and if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  . whether the series will have a sinking fund for the redemption or purchase of shares of that series and if so, the terms and amount of the sinking fund; and

  . the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Although we presently do not have plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Anti-Takeover Effects of Provisions of Our Restated Articles of Incorporation and Bylaws

   Some provisions of our restated articles of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

  . Authorized But Unissued Shares. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock without shareholder approval. Our board of directors also has the authority to issue approximately 37,474,041 million shares of common stock without shareholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be issued for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved capital stock could discourage or make more difficult an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

  . Limitation of Liability. Our restated articles of incorporation eliminate the personal liability of our directors to us and our shareholders to the fullest extent permitted by the California General Corporation law. Our bylaws authorize us to provide indemnification to our directors and officers if they are made party to litigation by reason that such person was acting on our behalf and in good faith. These provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care.

  . Advance Notice Provisions. Our bylaws contain advance notice provisions for nominations for election to our board of directors and for proposals to be acted on by our shareholders at shareholder meetings. Any nomination or proposal that does not comply with these provisions will not be allowed. This may make it more difficult to change the composition of our board of directors or to propose a transaction which could result in a change in control.

  . Elimination of Cumulative Voting. Our restated articles of incorporation and our bylaws eliminate cumulative voting in the election of directors as long as our shares are listed for trading on Nasdaq, or on the New York Stock Exchange or the American Stock Exchange. This provision ensures that the holder or holders of a majority of our common shares entitled to vote in an election of directors are able to elect all of the directors. This provision could deter investors from acquiring a minority of our shares of our common stock in order to obtain a board seat and influence corporate policy.

   California law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's articles of incorporation or bylaws, as the case may be, requires a greater percentage. Our articles and bylaws require the vote of a majority of the holders of the outstanding common stock to amend, revise or repeal anti-takeover provisions.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Corporate Stock Transfer.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could adversely affect our ability to raise equity capital at a time and price favorable to us.

   Upon completion of this offering, assuming no exercise of outstanding options after January 31, 2000 and no exercise of the underwriters' overallotment option, we will have 12,525,959 shares of common stock outstanding. Of these shares, the 3,250,000 shares sold in this offering, plus any shares sold as a result of the underwriters' exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act.

   The remaining 9,275,959 shares of outstanding common stock held by existing shareholders are "restricted securities" under the Securities Act or are subject to "lock-up" agreements or restrictions as described below. "Restricted securities" as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Lock-Up Agreements

   All of our officers, directors and selling shareholders, and all but two of our other shareholders, have agreed, pursuant to "lock-up" agreements, that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them or that could be purchased by them through the exercise of options, for a period of 180 days after the date of this prospectus, without the prior written consent of First Security Van Kasper and Needham & Company, Inc. Two of our shareholders are subject to lock-up restrictions for a period of 120 days after the date of this prospectus. The following shares will be eligible for sale in the public market at the following times:

  . Beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

  . Beginning 120 days after the date of this prospectus, 27,000 shares will be freely tradable pursuant to Rule 144(k).

  . Beginning 180 days after the date of this prospectus, 3,031,739 shares will be freely tradable pursuant to Rules 144(k) and 701, and an additional 6,001,220 shares will be eligible for sale subject to volume limitations, as explained below, pursuant to Rules 144 and 701.

Rule 144

   Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who beneficially has owned restricted securities for at least one year, including persons who may be deemed affiliates of Qualstar, are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately 125,000 shares upon completion of this offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales of restricted securities under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. These limitations apply to both restricted and unrestricted shares held by persons who are our affiliates.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been an affiliate of Qualstar at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions described above or otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

   Under Rule 701 as currently in effect, persons who purchase shares upon exercise of options granted prior to the effective date of this initial public offering may sell such shares in reliance on Rule 144, beginning 90 days after the date of this prospectus. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Non-affiliates may sell their Rule 701 shares without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Stock Options

   Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of our shares of common stock subject to outstanding stock options. Based on the number of shares subject to outstanding options on January 31, 2000 and the number of shares currently reserved for issuance under all of our stock option plans and agreements, the registration statement would cover approximately 1,152,900 shares of our common stock. Accordingly, shares issuable upon exercise of these options may be resold in the public market by non-affiliates without restriction, and by affiliates subject to Rule 144 volume limitations, except to the extent that such shares are subject to the contractual lock-up restrictions described above. See "Management -- Stock Option Plans."

                                  UNDERWRITING

   Under the terms and subject to the conditions of an underwriting agreement, the underwriters named below, acting through their representatives, First Security Van Kasper, Needham & Company, Inc. and Wedbush Morgan Securities, each severally has agreed to purchase from us the number of shares of common stock shown opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus. Other than the shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares of common stock if any are purchased.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   First Security Van Kasper..........................................
   Needham & Company, Inc. ...........................................
   Wedbush Morgan Securities..........................................
                                                                       ---------
     Total............................................................ 3,250,000
                                                                       =========

   The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price shown on the cover page of this prospectus and in part to dealers, including the
underwriters, at this price less a discount not in excess of $    per share.
The underwriters may allow, and these dealers may re-allow other dealers, a
discount not in excess of $    per share.

   The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders, and the expenses payable by us. These amounts are shown assuming both no exercise, and full exercise, of the underwriters' option to purchase additional shares of common stock.

                                             Per Share             Total
                                        ------------------- -------------------
                                         Without    With     Without    With
                                          Over-     Over-     Over-     Over-
                                        Allotment Allotment Allotment Allotment
                                        --------- --------- --------- ---------
Underwriting discounts and commissions
 payable by us........................    $         $         $         $
Underwriting discounts and commissions
 payable by the selling shareholders..
Expenses payable by us................

   Over-Allotment. We have granted the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase up to an aggregate of 487,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. If the underwriters exercise this option, each underwriter will purchase shares in approximately the same proportion as indicated in the table above.

   Indemnity. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Sales To Discretionary Accounts. The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

   Future Sales. Qualstar, its executive officers, directors and all but two existing shareholders, have agreed not to offer, pledge, sell, hedge or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus. Two of our shareholders are subject to lock-up restrictions for a period of 120 days afer the date of this prospectus.

   Transfers or dispositions can be made sooner, however, with the prior written consent of First Security Van Kasper and Needham & Company, Inc., the joint lead managers. Their consent may be given at any time without public notice. In making such a determination, the joint lead managers would consider prevailing market factors and conditions at the time of receipt of a request for release from the 180-day restriction period. Specifically, the joint lead managers would consider in evaluating such a request factors such as average trading volume, recent price trends, and the need for additional public float in the market for our common stock.

   Offers In Other Jurisdictions. Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required, other than the United States. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of these jurisdictions. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

   Stabilization. During this offering, the underwriters purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter or dealer repays to the underwriters a portion of the selling concession received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

   No Prior Public Market. Prior to this offering, there has been no public market for our common stock. As a result, the initial public offering price for the common stock has been determined by negotiations between us and the underwriters. Among the factors considered in determining the public offering price were:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and development stages of other companies that we and the underwriters believe to be comparable to us; and

  .  estimates of our growth potential.

   Directed Share Program. At our request, the underwriters have reserved up to 162,500 shares of common stock to be issued by us and offered for sale by this prospectus, at the initial public offering price, for sale to directors, officers, employees, business associates and related persons of Qualstar. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We intend, through First Security Van Kasper, to seek indications of interest from designated persons such as directors, officers, employees, business associates and related persons of Qualstar. No offers or other solicitations were made prior to the filing of the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a professional corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California. An investment partnership composed of certain current and former shareholders of Stradling Yocca Carlson & Rauth, as well as a current individual shareholder of Stradling Yocca Carlson & Rauth, beneficially own an aggregate of 221,400 shares of our common stock. Robert E. Rich, a director of Qualstar, is a shareholder of Stradling Yocca Carlson & Rauth.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. We have described all material information for each contract, agreement, or other document referenced in this prospectus. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, however, reference is made to the exhibit for a more complete description of the matter involved. For further information with respect to Qualstar and the common stock, reference is made to the registration statement and the exhibits and schedules thereto.

   A copy of the registration statement may be inspected without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained at the prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the SEC. The registration statement also is available through the SEC's web site on the world wide web at http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, our web site and the web site of the SEC referred to above. Information on our web site does not constitute a part of this prospectus.

                              QUALSTAR CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Balance Sheets.............................................................. F-3
Statements of Income........................................................ F-4
Statements of Shareholders' Equity.......................................... F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Qualstar Corporation

   We have audited the accompanying balance sheets of Qualstar Corporation as of June 30, 1998 and 1999, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Qualstar Corporation at June 30, 1998 and 1999, and the results of its operations and its cash flows for the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Woodland Hills, California

August 4, 1999, except as to
 Note 12, as to which the date
 is April  , 2000

   The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 12 to the financial statements.

                                          /s/ Ernst & Young LLP

Woodland Hills, California

March 20, 2000

                              QUALSTAR CORPORATION

                                 BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                     Pro Forma
                                                                   Shareholders'
                                                                     Equity at
                                         June 30,     December 31, December 31,
                                      --------------  ------------ -------------
                                       1998   1999        1999         1999
                                      ------ -------  ------------ -------------
                                                      (unaudited)   (unaudited)
                                     ASSETS
Current assets:
 Cash and cash equivalents..........  $  798 $ 2,134    $ 3,765
 Receivables, less allowances of
  $165 in 1998, $420 in 1999 and
  $470 at December 31, 1999.........   2,844   4,915      4,997
 Inventories........................   4,161   4,651      5,279
 Prepaid expenses...................      23      31         15
 Prepaid income taxes...............       8     345        640
 Deferred income taxes..............     198     398        398
                                      ------ -------    -------
  Total current assets..............   8,032  12,474     15,094
Property and equipment, net.........     373     436        416
Investment in common stock..........     --      --       1,050
Other assets........................      56      40        184
                                      ------ -------    -------
  Total assets......................  $8,461 $12,950    $16,744
                                      ====== =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable...................  $  561 $   747    $ 1,091
 Accrued payroll and related
  liabilities.......................     227     367        230
 Other accrued liabilities..........      31     155         72
                                      ------ -------    -------
  Total current liabilities.........     819   1,269      1,393

Deferred income taxes...............      28      41         41

Commitments and contingencies

Shareholders' equity:
 Preferred stock, no par value;
  3,867 shares authorized, 881
  shares of Series A convertible
  preferred stock, liquidation
  preference of $0.50 per share, or
  $441 in the aggregate, authorized,
  881 issued and outstanding in
  1998, 1999 and December 31, 1999,
  and no shares outstanding
  pro forma.........................     431     431        431       $   --
 Common stock, no par value; 10,000
  shares authorized, 6,497 and 6,656
  shares issued and outstanding in
  1998 and 1999, respectively, 6,924
  shares outstanding at December 31,
  1999, and 9,301 shares issued and
  outstanding pro forma.............     182     280        352           783
 Deferred compensation..............     --      (58)       (50)          (50)
 Retained earnings..................   7,001  10,987     14,577        14,577
                                      ------ -------    -------       -------
  Total shareholders' equity........   7,614  11,640     15,310       $15,310
                                      ------ -------    -------       =======
  Total liabilities and
   shareholders' equity.............  $8,461 $12,950    $16,744
                                      ====== =======    =======

                            See accompanying notes.

                              QUALSTAR CORPORATION

                              STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                             Six Months Ended
                                    Years Ended June 30,       December 31,
                                   ------------------------- -----------------
                                    1997     1998     1999     1998     1999
                                   -------  -------  ------- -------- --------
                                                                (unaudited)
Net revenues...................... $15,333  $19,155  $29,698 $ 12,739 $ 22,522

Cost of goods sold................  10,768   12,892   19,058    8,232   13,980
                                   -------  -------  ------- -------- --------

Gross profit......................   4,565    6,263   10,640    4,507    8,542

Operating expenses:
 Research and development.........     916      894      925      439      507
 Sales and marketing..............   1,146    1,277    1,941      881    1,275
 General and administrative.......   1,052    1,062    1,267      592      791
                                   -------  -------  ------- -------- --------
   Total operating expenses.......   3,114    3,233    4,133    1,912    2,573
                                   -------  -------  ------- -------- --------

Income from operations............   1,451    3,030    6,507    2,595    5,969

Interest income...................      21       35       41       18       24
                                   -------  -------  ------- -------- --------
Income before income taxes........   1,472    3,065    6,548    2,613    5,993

Provision for income taxes........     518    1,132    2,562    1,067    2,403
                                   -------  -------  ------- -------- --------
Net income........................     954    1,933    3,986    1,546    3,590

Premium paid on redemption of
 preferred stock..................    (106)    (147)     --       --       --
                                   -------  -------  ------- -------- --------
Net income applicable to common
 shareholders..................... $   848  $ 1,786  $ 3,986 $  1,546 $  3,590
                                   =======  =======  ======= ======== ========

Earnings per share:
 Basic............................ $  0.13  $  0.28  $  0.60 $   0.23 $   0.53
                                   =======  =======  ======= ======== ========
 Diluted.......................... $  0.09  $  0.19  $  0.42 $   0.17 $   0.38
                                   =======  =======  ======= ======== ========

Shares used to compute earnings
 per share:
 Basic............................   6,332    6,404    6,629    6,612    6,836
                                   =======  =======  ======= ======== ========
 Diluted..........................   9,065    9,290    9,467    9,355    9,566
                                   =======  =======  ======= ======== ========
Pro forma earnings per share:
 Basic............................                   $  0.44          $   0.39
                                                     =======          ========
 Diluted..........................                   $  0.42          $   0.38
                                                     =======          ========
Shares used to compute pro forma
 earnings per share:
 Basic............................                     9,008             9,215
                                                     =======          ========
 Diluted..........................                     9,467             9,566
                                                     =======          ========

                            See accompanying notes.

                              QUALSTAR CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                               Series A
                             Nonredeemable
                               Preferred
                                 Stock      Common Stock
                             -------------- --------------   Deferred   Retained
                             Shares  Amount Shares  Amount Compensation Earnings   Total
                             ------  ------ ------  ------ ------------ --------  -------
Balances at July 1, 1996..   1,014    $496  6,332    $132      $        $ 4,402   $ 5,030
 Retirement of preferred
  stock...................     (60)    (29)   --      --        --         (106)     (135)
 Net income...............     --      --     --      --        --          954       954
                             -----    ----  -----    ----      ----     -------   -------
Balances at June 30,
 1997.....................     954     467  6,332     132       --        5,250     5,849
 Repurchase of common
  stock...................     --      --     (65)     (1)      --          (35)      (36)
 Retirement of preferred
  stock...................     (73)    (36)   --      --        --         (147)     (183)
 Exercise of stock
  options.................     --      --     230      51       --          --         51
 Net income...............     --      --     --      --        --        1,933     1,933
                             -----    ----  -----    ----      ----     -------   -------
Balances at June 30,
 1998.....................     881     431  6,497     182       --        7,001     7,614
 Exercise of stock
  options.................             --     159      40       --          --         40
 Deferred compensation
  related to stock
  options.................     --      --     --       58       (58)        --        --
 Net income...............     --      --     --      --        --        3,986     3,986
                             -----    ----  -----    ----      ----     -------   -------
Balances at June 30,
 1999.....................     881     431  6,656     280       (58)     10,987    11,640
 Exercise of stock options
  (unaudited).............     --      --     268      72       --          --         72
 Amortization of deferred
  compensation (unaudited)...  --      --     --      --          8         --          8
 Net income (unaudited)...     --      --     --      --        --        3,590     3,590
                             -----    ----  -----    ----      ----     -------   -------
Balances at December 31,
 1999 (unaudited).........     881    $431  6,924    $352      $(50)    $14,577   $15,310
                             =====    ====  =====    ====      ====     =======   =======


                            See accompanying notes.

                              QUALSTAR CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                  Six months
                                                                    ended
                                        Year ended June 30,      December 31,
                                        ----------------------  ---------------
                                        1997    1998    1999     1998    1999
                                        -----  ------  -------  ------  -------
                                                                 (unaudited)
OPERATING ACTIVITIES
 Net income...........................  $ 954  $1,933  $ 3,986  $1,546  $ 3,590
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization.......    179     166      205      95      118
  Deferred income taxes...............    (46)    (40)    (187)    --       --
  Provisions for bad debts and
   returns............................    129      53      259      81       86
  Deferred compensation...............    --      --       --      --         8
  Loss on disposal of property and
   equipment..........................      6       3        6       2      --
  Changes in operating assets and
   liabilities:
   Receivables........................   (352)   (787)  (2,330)   (354)    (168)
   Inventories........................   (667)   (740)    (490)   (251)    (628)
   Prepaids and other assets..........    (26)     14        8     (19)    (128)
   Prepaid income taxes...............    162    (356)    (337)   (121)    (295)
   Accounts payable...................    122      44      186     403      344
   Accrued payroll and related
    liabilities.......................     23      35      140     (72)    (137)
   Other accrued liabilities..........     (6)     15      124     (14)     (83)
                                        -----  ------  -------  ------  -------
    Net cash provided by operating
     activities.......................    478     340    1,570   1,296    2,707
INVESTING ACTIVITIES
 Investment in common stock...........    --      --       --      --    (1,050)
 Purchases of property and equipment..   (119)   (287)    (274)    (82)     (98)
                                        -----  ------  -------  ------  -------
    Net cash used in investing
     activities.......................   (119)   (287)    (274)    (82)  (1,148)

FINANCING ACTIVITIES
 Repurchase of common stock...........    --      (36)     --      --       --
 Purchase of preferred stock for
  retirement..........................   (135)   (183)     --      --       --
 Proceeds from exercise of stock
  options.............................    --       51       40      30       72
                                        -----  ------  -------  ------  -------
    Net cash provided by used in
     financing activities.............   (135)   (168)      40      30       72

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS.....................    224    (115)   1,336   1,244    1,631
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR..............................    689     913      798     798    2,134
                                        -----  ------  -------  ------  -------
CASH AND CASH EQUIVALENTS AT END OF
 YEAR.................................  $ 913  $  798  $ 2,134  $2,042  $ 3,765
                                        =====  ======  =======  ======  =======


SUPPLEMENTAL CASH FLOW DISCLOSURES:
 Income taxes paid....................  $ 402  $1,557  $ 3,088  $1,188  $ 2,700

                            See accompanying notes.

                              QUALSTAR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                 (Information at December 31, 1999 and for the
           Six Months Ended December 31, 1998 and 1999 is Unaudited)

1. Summary of Significant Accounting Policies

 Business

   Qualstar Corporation (the "Company") designs, develops, manufactures and sells high quality automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. Tape libraries consist of high-performance cartridge tape drives, storage arrays of tapes and robotics to move the tape cartridges from their storage locations to the tape drives under software control. The Company offers tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, and quarter inch cartridge tape media.

   The Company was incorporated in California in 1984 to develop and manufacture IBM compatible 9-track reel-to-reel tape drives for the personal computer and workstation marketplaces. In 1995, the Company entered the tape automation business with a series of 8mm tape libraries. Since that time, the Company has introduced a succession of automated tape libraries designed to work with other tape drive technologies and tape media formats.

 Unaudited Interim Financial Statements

   The accompanying balance sheet as of December 31, 1999 and the statements of income and cash flows for the six months ended December 31, 1998 and 1999 and the statement of shareholders' equity for the six months ended December 31, 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the six months ended December 31, 1999 are not necessarily indicative of operating results to be expected for the full fiscal year.

 Cash and Cash Equivalents

   The Company considers as cash equivalents only those investments that are short term, highly liquid, readily convertible to cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Company classifies as cash equivalents only those investments with initial maturities of three months or less.

 Concentration of Credit Risk, Other Risks and Significant Customers

   The Company sells its products primarily through a variety of market channels including original equipment manufacturers (OEM), value added resellers (VAR), dealers and end users located worldwide. Ongoing credit evaluations of customers' financial condition are performed by the Company and generally collateral is not required. Credit losses have been within management's expectations and potential uncollectable accounts have been provided for in the financial statements.

   Sales to customers located outside of the United States represented 24.9% of net revenues in 1997, 26.4% of net revenues in 1998 and 24.0% of net revenues in 1999. Revenues from the Company's two largest customers were 4.0% and 4.8% for the year ended June 30, 1997, 4.4% and 4.3% for the year ended June 30, 1998 and 8.7% and 17.0% for the year ended June 30, 1999, respectively. At June 30, 1998 and 1999, the two largest customer receivable balances totaled 15.1% and 25.1% of total accounts receivable, respectively.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


 Inventories

   Inventories are stated at the lower of cost (first-in, first-out basis) or market.

 Suppliers

   Sales and costs of goods sold related to products purchased from one large supplier totaled approximately 28.0% and 36.0%, respectively, of total sales and cost of goods sold for the year ended June 30, 1997. Sales and cost of goods related to products purchased from the two largest suppliers totaled approximately 38.0% and 47.0%, respectively, for the year ended June 30, 1998. Sales and costs of goods sold related to products purchased from one large supplier totaled approximately 33.0% and 41.0%, respectively, of total sales and cost of goods sold for the year ended June 30, 1999.

 Property and Equipment

   Property and equipment is depreciated using the straight-line method over the estimated useful lives (3 to 7 years) of the individual assets. Leasehold improvements are amortized over the estimated useful lives, or the term of the related leases, whichever is shorter, using the straight-line method.

 Investment in Common Stock (unaudited)

   In November 1999, the Company purchased an approximately 1% interest in Chaparral Network Storage, Inc. (Chaparral) for an aggregate purchase price of $1,050,000. This investment is accounted for under the cost method. Chaparral designs and manufactures RAID controllers and intelligent storage routers for tape library applications.

 Long-Lived Assets

   The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No such impairment losses have been identified by the Company.

 Revenue Recognition

   Revenues are recognized upon shipment of the product to the customer and when collectibility is reasonably assured, less estimated returns for which provisions are made at the time of sale. The provision for estimated returns is made based on known claims and estimates of additional returns based on historical data. Revenues from technical support services and other services are recognized at the time the services are performed.

 Warranty Costs

   The Company generally provides warranties for its products ranging from one to five years. With respect to drives and tapes used in the Company's products but manufactured by a third party, the Company passes on to the customer the warranty on such drives and tapes provided by the manufacturer. A provision for costs

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)

related to warranty expense is recorded when revenue is recognized, which is estimated based on historical warranty costs incurred.

 Research and Development

   All research and development costs are charged to expense as incurred. These costs consist primarily of salaries, outside consultant fees, prototype materials and applicable overhead expenses of personnel directly involved in the design and development of new products.

 Advertising

   The Company expenses all costs of advertising and promotion as incurred. Advertising and promotion expenses for the years ended June 30, 1997, 1998 and 1999, were $391,000, $415,000 and $390,000, respectively.

 Accounting for Stock Based Compensation

   Employee stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant.

   The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

 Income Taxes

   Income taxes are accounted for using the liability method in accordance with SFAS 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

 Earnings Per Share

   The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average common shares outstanding plus dilutive securities or other contracts to issue common stock as if these securities were exercised or converted to common stock.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


   The following table sets forth the calculation for basic and diluted earnings per share for the periods indicated:

                                                                  Six Months
                                                                     Ended
                                           Year Ended June 30,   December 31,
                                           --------------------- -------------
                                           1997    1998    1999   1998   1999
                                           -----  ------  ------ ------ ------
                                             (in thousands)       (unaudited)
   Earnings:
     Net income........................... $ 954  $1,933  $3,986 $1,546 $3,590
     Premium paid on redemption of
      preferred stock.....................  (106)   (147)    --     --     --
                                           -----  ------  ------ ------ ------
     Net income applicable to common
      shareholders........................ $ 848  $1,786  $3,986 $1,546 $3,590
                                           =====  ======  ====== ====== ======

   Shares:
     Weighted average shares for basic
      earnings per share.................. 6,332   6,404   6,629  6,612  6,836
     Conversion of Series A Preferred
      Stock............................... 2,657   2,476   2,379  2,379  2,379
     Stock options........................    76     410     459    364    351
                                           -----  ------  ------ ------ ------
     Weighted average shares for diluted
      earnings per share.................. 9,065   9,290   9,467  9,355  9,566
                                           =====  ======  ====== ====== ======

   In 1997 and 1998, the Company repurchased shares of preferred stock at a premium over its carrying value of $106,000 and $147,000, respectively.

 Pro Forma Shareholders' Equity and Net Income Per Share (unaudited)

   If the offering contemplated by this prospectus is consummated, each outstanding share of Series A convertible preferred stock will automatically be converted into 2.7 shares of common stock. Pro forma shareholders' equity at December 31, 1999, as adjusted for the assumed conversion is disclosed on the balance sheet.

   Pro forma basic and diluted net income per share presented in the income statements has been computed as described above and also gives effect to the conversion of the Series A convertible preferred stock from the beginning of the periods presented.

 Comprehensive Income

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. To date, the Company has not had any transactions that are required to be reported as Comprehensive Income.

 Segment Information

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Based on the provisions of SFAS 131 and the manner in which the Chief Operating Decision Maker analyzes the business, the Company has determined that it does not have separately reportable operating segments.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


 Fair Value of Financial Instruments

   The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short term nature of these financial instruments.

 Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

 Reclassification

   Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Inventories

   Inventories consist of the following (in thousands):

                                                        June 30,    December 31,
                                                      ------------- ------------
                                                       1998   1999      1999
                                                      ------ ------ ------------
                                                                    (unaudited)
   Raw materials..................................... $3,704 $4,103    $4,420
   Finished goods....................................    457    548       859
                                                      ------ ------    ------
                                                      $4,161 $4,651    $5,279
                                                      ====== ======    ======

3. Property and Equipment

   The major components of property and equipment are as follows (in thousands):

                                                                     June 30,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
   Leasehold improvements......................................... $   23 $   23
   Furniture and fixtures.........................................    544    561
   Machinery and equipment........................................  1,226  1,406
                                                                   ------ ------
                                                                    1,793  1,990
     Less accumulated depreciation and amortization...............  1,420  1,554
                                                                   ------ ------
                                                                   $  373 $  436
                                                                   ====== ======

4. Credit Facility

   The Company has an unsecured line of credit with a bank which allows for borrowings of up to $750,000 at the bank's reference rate (7.75% as of June 30, 1999 and 8.50% as of December 31, 1999), plus 1.25%. The line of credit agreement was amended to extend the expiration date to November 1, 2000. As of June 30, 1999 and December 31, 1999, the Company had not borrowed against the line of credit.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


5. Income Taxes

   The provision for income taxes for the years ended June 30, 1997, 1998 and 1999, is comprised of the following (in thousands):

                                                           1997   1998    1999
                                                           ----  ------  ------
   Current:
     Federal.............................................. $467  $  967  $2,222
     State................................................   98     205     527
                                                           ----  ------  ------
                                                            565   1,172   2,749
   Deferred:
     Federal..............................................  (45)    (38)   (173)
     State................................................   (2)     (2)    (14)
                                                           ----  ------  ------
                                                            (47)    (40)   (187)
                                                           ----  ------  ------
                                                           $518  $1,132  $2,562
                                                           ====  ======  ======

   The provision for income taxes was reduced by the utilization of approximately $84,000, $65,000 and $16,000 of research and development tax credits in 1997, 1998 and 1999, respectively.

   The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                                   Years
                                                               Ended June 30,
                                                               ----------------
                                                               1997  1998  1999
                                                               ----  ----  ----
   Statutory federal income tax expense....................... 34.0% 34.0% 34.0%
   State income taxes, net of federal income tax benefit......  4.3   4.4   5.1
   Other...................................................... (3.1) (1.5)   --
                                                               ----  ----  ----
                                                               35.2% 36.9% 39.1%
                                                               ====  ====  ====

   The tax effect of temporary differences resulted in deferred income tax assets (liabilities) at June 30, 1998 and 1999, as follows (in thousands):

                                                                     1998  1999
                                                                     ----  ----
   Deferred tax assets:
     Allowance for bad debts and returns............................ $ 67  $180
     Capitalized inventory costs....................................   22    20
     State income taxes.............................................   76   152
     Other accruals.................................................   33    46
                                                                     ----  ----
     Total deferred tax assets......................................  198   398
   Deferred tax liabilities:
     Depreciation...................................................  (28)  (41)
                                                                     ----  ----
     Net deferred tax asset......................................... $170  $357
                                                                     ====  ====

   No valuation reserve was established at June 30, 1998 and 1999, based on the Company's expectations to realize the deferred tax asset.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


6. Shareholders' Equity

 Preferred Stock

   At June 30, 1998 and 1999, 3,866,800 shares of preferred stock have been authorized for issuance. Of this amount, 880,800 shares have been issued as Series A Preferred Stock. The remaining 2,986,000 shares are not designated at June 30, 1998 and 1999. During 1998, the Company paid $183,000 for the retirement of 73,200 shares of Series A Preferred Stock.

   Each share of Series A Preferred Stock is convertible into 2.7 shares of common stock, as adjusted for stock splits. The conversion ratio is subject to adjustment based on the occurrence of certain events. At June 30, 1998 and 1999, the Company has reserved 2,378,160 authorized and unissued common shares for the purpose of effecting the conversion of preferred stock. Shares of Series A Preferred Stock are subject to automatic conversion into shares of common stock in the event of, among other things, an underwritten public offering of shares of common stock for which the Company receives not less than $5,000,000 and per share consideration of $4.00.

   Preferred shareholders are entitled to vote at shareholder meetings as though they had converted their preferred shares into common shares. Dividends are payable on preferred stock only when declared by the board of directors and are not cumulative. However, dividends are only payable on preferred stock when similar dividends are simultaneously declared or paid on all shares of common stock then outstanding. In the event of liquidation, preferred shareholders shall be entitled to receive, out of the remaining net assets of the Company, $.50 per share for Series A Preferred Stock (a total of $440,400 at June 30, 1998 and 1999), on a pro rata basis before any distribution can be paid to holders of common stock.

7. Stock Option Plans

   The Company adopted a stock option plan in 1985 under which incentive stock options and nonqualified stock options could be granted for an aggregate of no more than 1,350,000 shares of common stock. Under the terms of the plan, incentive stock options and nonqualified options could be issued at an exercise price of not less than 100% and 85%, respectively, of the fair market value of common stock as determined by the board of directors on the date of grant. Options are exercisable in annual installments as specified in each stock option agreement. Incentive stock options and nonqualified stock options terminate as specified in each option agreement, but no later than ten years after the date of grant unless an extension is granted by the board of directors. The stock option plan expired on March 27, 1995. No new shares may be granted under the plan after that date; however, outstanding stock options may be exercised in accordance with their terms.

   The Company adopted a new stock option plan in 1998 (1998 Stock Incentive
Plan) under which incentive and nonqualified stock options could be granted for an aggregate of no more than 270,000 shares of common stock. During fiscal 2000, the Company amended and restated the 1998 stock option plan to increase the pool of options and shares of restricted stock that could be granted for an aggregate of no more than 1,215,000 shares of common stock. Under the terms of the plan, options could be issued at an exercise price of not less than 100% of the fair market value of common stock as determined by the board of directors (or board appointed administrator) on the date of grant. If an incentive stock option is granted to an individual owning more than 10% of the total combined voting power of all stock, the exercise price of the option may not be less than 110% of the fair market value of the underlying shares on the date of grant. Options are exercisable in annual installments and terminate as specified in each option agreement, but terminate no later than ten years after the date of grant.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)

   The following table summarizes all stock option activity (in thousands, except per share amounts):

                                                     Exercise      Weighted
                                            Stock     Price        Average
                                           Options  Per Share   Exercise Price
                                           ------- ------------ --------------
   Outstanding at July 1, 1996............   818   $0.15 - 0.26     $0.23
   Outstanding at June 30, 1997...........   818    0.15 - 0.26      0.23
     Granted..............................   121           0.56      0.56
     Exercised............................  (229)   0.15 - 0.26      0.22
                                            ----   ------------     -----
   Outstanding at June 30, 1998...........   710    0.15 - 0.56      0.29
     Granted..............................    27           1.11      1.11
     Cancelled............................   (16)          0.56      0.56
     Exercised............................  (159)   0.22 - 0.56      0.25
                                            ----   ------------     -----
   Outstanding at June 30, 1999...........   562    0.22 - 1.11      0.34
     Exercised (unaudited)................  (268)   0.22 - 0.56      0.51
                                            ----   ------------     -----
   Outstanding at December 31, 1999
    (unaudited)...........................   294   $0.22 - 1.11     $0.34
                                            ====   ============     =====

                                                       Options Exercisable
                 Options Outstanding at June 30, 1999    at June 30, 1999
                 ------------------------------------- --------------------
                                              Weighted             Weighted
                  Number of  Weighted Average Average   Number of  Average
    Exercise       Shares       Remaining     Exercise   Shares    Exercise
   Price Range   Outstanding Contractual Life  Price   Exercisable  Price
   -----------   ----------- ---------------- -------- ----------- --------
   0.22 - 0.26       437           3.43         0.24       437       0.24
   0.56 - 1.11       125           9.04         0.68        32       0.56
                                                       Options Exercisable
                  Options Outstanding at December 31,  at December 31. 1999
                           1999 (Unaudited)                (Unaudited)
                 ------------------------------------- --------------------
                                              Weighted             Weighted
                  Number of  Weighted Average Average   Number of  Average
    Exercise       Shares       Remaining     Exercise   Shares    Exercise
   Price Range   Outstanding Contractual Life  Price   Exercisable  Price
   -----------   ----------- ---------------- -------- ----------- --------
   0.22 - 0.26       194           3.18         0.24       194       0.24
   0.56 - 1.11       100           8.63         0.72        --         --

   If the Company recognized employee stock option-related compensation expense in accordance with SFAS 123 and used the minimum value method for determining the weighted average fair value of options granted during 1997, 1998 and 1999, its pro forma net income applicable to common shareholders would have been $838,000, $1,785,000 and $3,980,000, respectively. The pro forma basic income per share would have been $0.13, $0.28 and $0.60 for 1997, 1998 and 1999, respectively. The pro forma diluted income per share would have been $0.09, $0.19 and $0.42 for 1997, 1998 and 1999, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net income for 1997, 1998 and 1999 is not representative of the pro forma effect on net income or loss in future years because compensation expense in future years will reflect the amortization of a larger number of stock options granted in several succeeding years.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


   In computing the pro forma compensation expense under SFAS 123, a weighted-average fair value of $0.14 for 1998 and $0.94 for 1999 stock option grants was estimated at the date of grant using the minimum value option pricing model with the following assumptions for 1998 and 1999: risk-free interest rate of approximately 6.0%, a weighted average expected life of the options of 5 years, and no assumed dividend yield.

8. Commitments

   The Company leases its facility under a lease arrangement expiring January 31, 2000, at an annual rent of $168,000. In October 1999, the Company exercised an option to extend the lease through January 31, 2001, which includes the right to terminate the lease on 90 days notice. Future minimum rental payments under this lease and other operating leases is $154,000 for the year ending June 30, 2000.

   Rent expense (including equipment rental) for the years ended June 30, 1997, 1998 and 1999, was $160,000, $184,000 and $202,000, respectively.

   The Company may be involved in litigation and other legal matters from time to time in the normal course of business. However, there currently are no material proceedings pending or, to the knowledge of management, threatened against the Company.

9. Geographic Information

   Information regarding revenues attributable to the Company's primary geographic operating regions is as follows (in thousands):

                                                       Years Ended December 31,
                                                      --------------------------
                                                        1997     1998     1999
                                                      -------- -------- --------
   Revenues:
     North America................................... $ 12,002 $ 14,428 $ 23,032
     Europe..........................................    1,422    2,751    4,504
     Asia............................................    1,291    1,041    1,380
     Other...........................................      618      935      782
                                                      -------- -------- --------
                                                      $ 15,333 $ 19,155 $ 29,698
                                                      ======== ======== ========

   The geographic classification of revenues is based upon the location of the customer. The Company does not have any significant long-lived assets outside of the United States.

10. Benefit Plans

   The Company has a voluntary deferred compensation plan (the Plan) qualifying for treatment under Internal Revenue Code Section 401(k). All employees are eligible to participate in the Plan following one year of employment and may contribute up to 15% of their compensation. The Company may make matching contributions at a rate of 25% up to 6% of the amount contributed by eligible participants at the discretion of the Company. Company contributions under the Plan totaled $25,000, $27,000 and $27,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

                              QUALSTAR CORPORATION

                 (Information at December 31, 1999 and for the Six Months Ended December 31, 1998 and 1999 is Unaudited)


11. Subsequent Events (Unaudited)

   Subsequent to December 31, 1999 each of the Company's four non-employee directors were granted and purchased 54,000 shares of restricted stock pursuant to the 1998 Stock Incentive Plan at a price of $2.78 per share. Each director paid for the shares with a promissory note in the amount of $150,000 secured by the purchased shares. Interest on the notes accrues at the rate of 6.21% and is payable annually. Payments of principal on the notes are due in four equal annual installments beginning in January 2002. The Company, solely at the Company's option, has the right to repurchase each director's restricted shares at the original purchase price upon termination of service for any reason. The Company's repurchase right lapses and the shares vest over a four year period based upon each year of service as a director. These notes will be presented in the balance sheets as a reduction of shareholders' equity.

   On January 14, 2000, the Company granted stock options to purchase a total of 137,700 shares under the 1998 Stock Incentive Plan at an exercise price of $2.78 per share. These stock options vest over a four year period.

   Subsequent to December 31, 1999, the Company has recorded a deferred compensation charge in the amount of $1,703,000 related to both the option and restricted stock awards for the difference between the exercise price and the deemed fair market value for accounting purposes on the date of grant. The deferred compensation recorded will be amortized over the four year vesting periods.

   In January 2000, a shareholder in a law firm which is performing services on behalf of the Company in connection with a public offering of shares of the Company's common stock was named to the Board of Directors.

   During February 2000, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission, relating to an initial public offering of 3,000,000 shares of the Company's unissued common stock and 250,000 shares to be sold by selling stockholders. If the initial public offering is consummated under the terms anticipated, all of the Series A convertible preferred stock will convert into 2,378,160 shares of common stock.

12. Stock Split and Capital Structure Changes

   In connection with the initial public offering, on March 13, 2000 the Board of Directors approved a 2.7-for-1 stock split of the Company's common stock to become effective prior to the completion of the offering. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock split. In addition, the Company's capital structure will be changed, subject to shareholder approval, prior to the completion of the offering to reflect 50,000,000 authorized shares of common stock and will be further changed prior to the registration statement going effective to authorize an additional 5,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any future vote or action by the shareholders.

                 Photos on Inside Back Cover of Prospectus

   Title: "Our tape libraries undergo rigorous in-house testing to meet requirements for reliable and dependable storage solutions." The title is centered at the top of the page and is in white lettering against a black background.

   Below the title, covering the remainder of the page is a full color photo of the interior of a tape library displaying the robotic arm mechanism which moves tapes from their storage positions to the tape drive.

   The photo also shows the stored tapes and the exterior of the tape drive mechanisms.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

   Until          , 2000, 25 days after commencement of the offering, all
dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Information Regarding Forward-Looking Statements.........................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  28
Management...............................................................  41
Certain Relationships and Related Transactions...........................  46
Principal and Selling Shareholders.......................................  47
Description of Capital Stock.............................................  48
Shares Eligible for Future Sale..........................................  50
Underwriting.............................................................  52
Legal Matters............................................................  54
Experts..................................................................  54
Where You Can Find Additional Information................................  54
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [LOGO OF QUALSTAR]

                             3,250,000 Shares

                                  Common Stock

                             --------------------

                                   PROSPECTUS

                             --------------------

                           FIRST SECURITY VAN KASPER

                            NEEDHAM & COMPANY, INC.

                           WEDBUSH MORGAN SECURITIES

                              April   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder, all of which will be paid by Qualstar. All of the amounts shown are estimates except for the SEC registration fee, the Nasdaq National Market application fee and the NASD filing fee.

   SEC registration fee............................................. $   13,662
   NASD filing fee..................................................      5,675
   Nasdaq application fee...........................................     84,875
   Printing and engraving expenses..................................    250,000
   Legal fees and expenses (other than Blue Sky)....................    350,000
   Accounting fees and expenses.....................................    250,000
   Transfer agent fees..............................................     10,000
   Blue sky fees and expenses.......................................     15,000
   Miscellaneous....................................................    120,788
                                                                     ----------
       Total........................................................ $1,100,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   (a) Our restated articles of incorporation eliminate the liability of directors to us or our shareholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted under California law.

   (b) Our bylaws authorize us to indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was acting on behalf of the company and in good faith against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith.

   (c) We maintain liability insurance upon our officers and directors.

   (d) Our restated articles of incorporation authorize to enter into indemnification agreements with each of our directors and officers for breach of duty to the corporation and its shareholders. We have entered into indemnification agreements with each of our directors and officers to indemnify them against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 15. Recent Sales of Unregistered Securities

   The following is a summary of transactions by us during the past three years involving sales of our securities that were not registered under the Securities
Act:

     1. On April 15, 1998 we granted options to purchase an aggregate of 121,500 shares of our common stock at an exercise price of $0.56 to four employees pursuant to our 1998 Stock Incentive Plan.

     2. On June 1, 1999 we granted options to purchase 27,000 shares of our common stock at an exercisable price of $1.11 per share to one of our employees pursuant to our 1998 Stock Incentive Plan.

     3. On January 14, 2000 we granted options to purchase an aggregate of 137,700 shares of our common stock at an exercisable price of $2.78 per share to four of our employees pursuant to our 1998 Stock Incentive Plan.

     4. On January 14, 2000, we granted rights to purchase an aggregate of 216,000 shares of our common stock at a price of $2.78 per share to our four non-employee directors pursuant to our 1998 Stock Incentive Plan.

     The sales of the securities listed above were claimed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under
Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedule

   (a) Exhibits

 Exhibit No.                            Description
 -----------                            -----------
 1.1**       Form of Underwriting Agreement.
 3.1         Form of Restated Articles of Incorporation, to be effective upon the closing of this offering.
 3.2**       Amended and Restated Bylaws.
 5.1*        Opinion of Stradling Yocca Carlson & Rauth, a professional corporation.
 10.1        1998 Stock Incentive Plan, as amended and restated.
 10.2**      Form of Indemnification Agreement.
 23.1*       Consent of Stradling Yocca Carlson & Rauth, a professional corporation (included in exhibit 5.1).
 23.2        Consent of Ernst & Young LLP, independent auditors.
 24.1**      Power of Attorney
 27.1**      Financial Data Schedule.

--------
*  To be filed by amendment.

**Previously filed.

   (b) Financial Statement Schedule

     Schedule II--Valuation and Qualifying Accounts; Allowance for Doubtful Accounts

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 21st day of March 2000.

                                          QUALSTAR CORPORATION

                                                   /s/ William J. Gervais
                                          By: _________________________________
                                                     William J. Gervais
                                                Chief Executive Officer and
                                                         President

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                        Title                     Date
             ---------                        -----                     ----

       /s/ William J. Gervais        Chief Executive Officer,      March 21, 2000
____________________________________  President and Director
         William J. Gervais           (principal executive
                                      officer)

                 *                   Vice President, Engineering,  March 21, 2000
____________________________________  Secretary and Director
         Richard A. Nelson


                 *                   Vice President and Chief      March 21, 2000
____________________________________  Financial Officer
         Matthew Natalizio            (principal financial and
                                      accounting officer)

                 *                   Director                      March 21, 2000
____________________________________
         Bruce E. Gladstone

                 *                   Director                      March 21, 2000
____________________________________
          Trude C. Taylor

                 *                   Director                      March 21, 2000
____________________________________
           Robert E. Rich

                 *                   Director                      March 21, 2000
____________________________________
          Robert T. Webber

*By: /s/ William J. Gervais                                        March 21, 2000
     ---------------------------
         William J. Gervais
         (Attorney-In-Fact)


                                                                     SCHEDULE II

                              QUALSTAR CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
              For the Years Ended June 30, 1997, 1998 and 1999 and
                for the Six Month Period Ended December 31, 1999

        Column A          Column B       Column C         Column D    Column E
------------------------- --------- ------------------- ------------- --------
                           Balance  Charged                           Balance
                             at     to Costs Charged to                at End
                          Beginning   and      Other                     of
       Description        of Period Expenses  Accounts  Deductions(1)  Period
------------------------- --------- -------- ---------- ------------- --------
Year Ended June 30,
 1997.................... $140,000  $129,000    $--       $119,000    $150,000

Year Ended June 30,
 1998....................  150,000    53,000     --         38,000     165,000

Year Ended June 30,
 1999....................  165,000   259,000     --          4,000     420,000

Six Month Period Ended
 December 31, 1999
 (unaudited).............  420,000    86,000     --         36,000     470,000

--------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

 Exhibit No.                            Description
 -----------                            -----------
 1.1**       Form of Underwriting Agreement.
 3.1         Form of Restated Articles of Incorporation, to be effective upon the closing of this offering.
 3.2**       Amended and Restated Bylaws.
 5.1*        Opinion of Stradling Yocca Carlson & Rauth, a professional corporation.
 10.1        1998 Stock Incentive Plan, as amended and restated.
 10.2**      Form of Indemnification Agreement.
 23.1*       Consent of Stradling Yocca Carlson & Rauth, a professional corporation (included in exhibit 5.1).
 23.2        Consent of Ernst & Young LLP, independent auditors.
 24.1**      Power of Attorney.
 27.1**      Financial Data Schedule.

--------
*  To be filed by amendment.

** Previously filed.